Exhibit 99.6

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalinc.com
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 29, 2019

AND

MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 29, 2019

These materials are important and require your immediate attention. They require shareholders of Titan Medical Inc. (the “Corporation”) to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares of the Corporation, please contact Computershare Trust Company of Canada at (416) 263‑9200.

TITAN MEDICAL INC.

170 University Avenue, Suite 1000
Toronto, Ontario, Canada
M5H 3B3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of shareholders of Titan Medical Inc. (the “Corporation”) will be held at the Toronto Hilton Hotel, 145 Richmond Street West, Simcoe Room, Main Lobby, Toronto, Ontario M5H 2L2, on Wednesday, May 29, 2019 at 12:00 p.m.., Toronto time, for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2018, together with the report of the auditors thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint as auditors BDO Canada LLP, the incumbent auditors of the Corporation, and authorize the directors to fix the remuneration of the auditors;

4.
to consider, and if deemed advisable, approve an ordinary resolution for the adoption of a share unit plan (the “SU Plan”) and a deferred share unit plan (the “DSU Plan”) of the Corporation and the reservation of common shares for issuance pursuant to each plan;

5.
to consider, and if deemed advisable, approve an ordinary resolution confirming amendments to the Corporation’s stock option plan, amended and restated as of March 14, 2018 (the “Option Plan” and, collectively with the SU Plan and DSU Plan, the “Compensation Plans”), to increase the number of common shares reserved for issuance pursuant to the exercise of options and other awards granted under the Compensation Plans and to increase the number of common shares that can be reserved for issuance to insiders of the Corporation at any time and issued to insiders of the Corporation in any one year period;

6.
to consider, and if deemed advisable, approve an ordinary resolution for the amendment of the exercise prices of options granted to executive officers and other employees who are insiders of the Corporation under the Option Plan to the higher of the March 21, 2019 offering price of US$3.40 and the five day volume-weighted average price (“VWAP”) as determined as of the close of business on May 28, 2019; and

7.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

A copy of the information circular and form of proxy accompany this Notice.

Only shareholders of record as of April 18, 2019, the record date (the “Record Date”), are entitled to receive notice of the Meeting.

The directors have fixed 5:00 p.m. on May 27, 2019 or the second last business day before any adjournment of the Meeting as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Corporation or with Computershare Trust Company of Canada.

DATED the 29th day of April, 2019.

By Order of the Board

(signed) “David McNally”
Chief Executive Officer
Titan Medical Inc.

170 University Avenue, Suite 1000, Toronto, Ontario, Canada M5H 3B3

MANAGEMENT INFORMATION CIRCULAR

Dated April 29, 2019

for the

Annual and Special Meeting of Shareholders

to be held on May 29, 2019

INFORMATION CIRCULAR

TABLE OF CONTENTS

Introduction	A-1
Forward‑Looking Statements	A-1
Information Contained in this Circular	A-1
General Proxy Matters	A-2
Appointment, Time for Deposit and Revocability of Proxy	A-2
Voting by Proxy	A-2
Mail	A-2
Fax	A-2
Internet	A-3
Appointing a Proxyholder	A-3
Revocation of Voting Instructions or Proxies	A-3
Voting of Proxies	A-4
Voting Shares and Principal Holders Thereof	A-4
Business of the Meeting	A-5
Financial Statements	A-5
Election of Directors	A-5
Majority Voting Policy	A-5
Nominees for Election as Directors	A-5
Amendment to Options Issued Under the Option Plan	A-8
Amendments to the Option Plan	A-10
Adoption of the SU Plan and the DSU Plan	A-12
Statement of Executive Compensation	A-13
Corporate Governance Practices	A-21
Appointment and Remuneration of Auditors	A-25
SU Plan	A-27
Other Items of Business	A-30
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	A-30
ADDITIONAL INFORMATION	A-30
DIRECTORS’ APPROVAL	A-30

SCHEDULE “A” – Board of Directors Mandate

SCHEDULE “B” – Option Plan

SCHEDULE “C” – SU Plan

SCHEDULE “D” – DSU Plan

TITAN MEDICAL INC.
INFORMATION CIRCULAR
April 29, 2019

Introduction

This Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Titan Medical Inc. (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at the Toronto Hilton Hotel, 145 Richmond Street West, Simcoe Room, Main Lobby, Toronto, Ontario M5H 2L2 at 12:00 p.m. (Toronto time) on Wednesday, May 29, 2019 for the purposes set forth in the accompanying Notice of Meeting.  Except where otherwise indicated, this Circular contains information as of the close of business on April 29, 2019.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by management of the Corporation at nominal cost.  The cost of any such solicitation by management will be borne by the Corporation.

The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular and form of proxy to the beneficial owners of such shares.  The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

Forward‑Looking Statements

This Circular contains certain forward-looking statements with respect to the Corporation based on assumptions that management of the Corporation considered reasonable at the time they were prepared.  These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.

Information Contained in this Circular

No person has been authorized to give information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the resolutions or be considered to have been authorized by the Corporation or the Board of Directors (the “Board” or “Board of Directors”) of the Corporation.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities.  This Circular also does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such a solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection with the Meeting.

General Proxy Matters

Appointment, Time for Deposit and Revocability of Proxy

Shareholders of the Corporation are either registered or non-registered.  Registered shareholders typically hold shares of the Corporation in their own names because they have requested that their shares be registered in their names on the records of the Corporation rather than holding such shares through an intermediary (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self‑administered RRSP’s, RRIF’s, RESP’s and similar plans).  Most shareholders are non-registered because their shares are registered in the name of either (a) an intermediary with whom the non-registered shareholder deals in respect of their shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

Only registered shareholders or duly appointed proxyholders will be permitted to vote at the Meeting.  Non‑registered shareholders may vote through a proxy or attend the Meeting to vote their own shares only if, before the Meeting, they communicate instructions to the intermediary or clearing agency that holds their shares.  Instructions for voting through a proxy, appointing a proxyholder and attending the Meeting to vote are set out in this Circular.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds shares of the Corporation through more than one intermediary or if the shareholder is both a registered shareholder and a non‑registered shareholder for different shareholdings.  Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholders are represented and voted at the meeting.

Voting by Proxy

Shareholders who are unable to be present at the Meeting may vote through the use of proxies.  Shareholders should convey their voting instructions using one of the two voting methods available: (1) use of the form of proxy or voting instruction form to be returned by mail, delivery or facsimile, or (2) use of the Internet voting procedure.  By conveying voting instructions in one of the two ways, shareholders can participate in the Meeting through the person or persons named on the voting instruction form or form of proxy.

To convey voting instructions through any of the two methods available, a shareholder must locate the voting instruction form or form of proxy, one of which is included with the Circular in the package of Meeting materials sent to all shareholders.  The voting instruction form is a white, computer scanable document with red squares marked “X” (the “voting instruction form”) and is sent to most non-registered shareholders.  The form of proxy is a form headed “Form of Proxy” (the “form of proxy”) and it is sent to all registered shareholders and a small number of non-registered shareholders.

Mail

A shareholder who elects to use the paper voting procedure should complete a voting instruction form or a form of proxy.  If the form of proxy is already signed, do not sign it again.  Complete the remainder of the voting instruction form or form of proxy.  Ensure that you date and sign the form at the bottom.  Completed voting instruction forms should be returned to the relevant intermediary in the envelope provided and should be received by the cut-off date shown on the voting instruction form.  Completed forms of proxy should be returned in the envelope provided to the Corporation’s transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”), 100 University Avenue, 8th Floor, South Tower, Toronto, Ontario, M5J 2Y1 or by hand to: 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. (Toronto time) on May 27, 2019 (or the second last business day preceding any adjournment of the Meeting).

Fax

A shareholder who elects to use the facsimile voting procedure should complete a voting instruction form or a form of proxy.  If the form of proxy is already signed, do not sign it again.  Complete the remainder of the voting instruction form or form of proxy.  Ensure that you date and sign the form at the bottom.  Completed voting instruction forms should be faxed to the relevant intermediary at the number provided and should be received by the cut-off date shown on the voting instruction form.  Completed forms of proxy should be returned by fax to Computershare at 1-866-249-7775 no later than 5:00 p.m. (Toronto time) on May 27, 2019 (or the second last business day preceding any adjournment of the Meeting).

Internet

Shareholders may convey their voting instructions through the Internet.  The relevant website address is set out on the voting instruction form and form of proxy.  Follow the instructions given through the Internet to cast your vote.  When instructed to enter your Web Voting ID Number, refer to your voting instruction form or your form of proxy.  Votes conveyed by the Internet must be received no later than the cut-off time given on the voting instruction form or the form of proxy.

Appointing a Proxyholder

Shareholders unable to attend the Meeting in person may participate and vote at the Meeting through a proxyholder.  The persons named on the enclosed form of proxy as proxyholders to represent shareholders at the Meeting, being David McNally and John E. Barker, are directors and/or officers of the Corporation.  A shareholder has the right to appoint a person or company instead of those named above to represent such shareholder at the Meeting.  A non-registered shareholder who would like to attend the Meeting to vote must arrange with the intermediary to have himself or herself appointed as the proxyholder.  To appoint a person or company instead of David McNally or John E. Barker as proxyholder, strike out the names on the voting instruction form or form of proxy and write the name of the person you would like to appoint as your proxyholder in the blank space provided.  That person need not be a shareholder of the Corporation.

Non-registered shareholders appointing a proxyholder using a voting instruction form should fill in the rest of the form indicating a vote “for”, “against” or “withhold”, as the case may be, for each of the proposals listed, sign and date the form and return it to the relevant intermediary or clearing agency in the envelope provided or by facsimile by the cut-off time given on the form.  Proxyholders named on a signed form of proxy will be entitled to vote at the Meeting upon presentation of the form of proxy.  No person will be entitled to vote at the Meeting by presenting a voting instruction form.

Alternatively, any shareholder may use the Internet to appoint a proxyholder.  To use this option, access the website address printed on the voting instruction form or form of proxy and follow the instructions set out on the website.  Refer to the control number or holder account number and proxy access number printed on the voting instruction form or form of proxy when required to enter these numbers.

Revocation of Voting Instructions or Proxies

Voting instructions submitted by mail, facsimile or through the Internet using a voting instruction form will be revoked if the relevant intermediary receives new voting instructions before the close of business on May 27, 2019 (or the second last business day before any adjournment of the Meeting).

Proxies submitted by mail, facsimile or through the Internet using a form of proxy may be revoked by submitting a new proxy to Computershare before 5:00 p.m. (Toronto time) on May 27, 2019 or the second last business day before any adjournment of the Meeting.  Alternatively, a shareholder who wishes to revoke a proxy may do so by depositing an instrument in writing to such effect addressed to the attention of the Corporation’s Chief Financial Officer and executed by the shareholder or by the shareholder’s attorney authorized in writing.  Such an instrument must be deposited at the registered office of the Corporation, located at 170 University Avenue, Suite 1000, Toronto, Ontario, M5H 3B3, before the close of business on May 27, 2019, or the second last business day before any adjournment of the Meeting.  On the day of the Meeting or any adjournment thereof, a shareholder may revoke a proxy by depositing an instrument in writing to such effect with the chair of the Meeting; however, it will not be effective with respect to any matter on which a vote has already been cast.

In addition, a proxy may be revoked by any other manner permitted by law.

Voting of Proxies

The persons named in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted for the election of directors, for the appointment of the auditor and authorization of the board to fix the auditor’s remuneration, for the amendments to the Corporation’s stock option plan, amended and restated as of March 14, 2018 (the “Option Plan”), for the adoption of the proposed share unit plan of the Corporation (the “SU Plan”) and the proposed deferred share unit plan (the “DSU Plan” and, collectively with the Option Plan and the SU Plan, the “Compensation Plans”) and for amendment of the exercise prices of options granted to executive officers and employees who are insiders of the Corporation.  The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the date hereof, the management of the Corporation knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

On April 18, 2019, the Corporation had outstanding 31,150,237 common shares (“Common Shares”), each carrying the right to one vote per share.  Shareholders registered on the books of the Corporation (or their respective proxies) at the close of business on April 18, 2019 (the “Record Date”) are entitled to vote at the Meeting, except to the extent that a registered shareholder transfers any of such shareholder’s shares after April 18, 2019, and the transferee of such shares produces properly endorsed share certificates or otherwise establishes that such shareholder owns such shares and demands, not later than 10 days before the Meeting, that such shareholder’s name be included in the list of shareholders entitled to vote at the Meeting.

As at April 18, 2019, to the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over greater than 10% of the Common Shares of the Corporation.

Business of the Meeting

Financial Statements

The directors will place before the Meeting the financial statements for the year ended December 31, 2018 together with the auditors’ report thereon.  The financial statements will have already been mailed to shareholders that have requested them and are also available on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or through the U.S. Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov and on the Corporation’s website at www.titanmedicalinc.com.  No vote by shareholders with respect to the financial statements is required or proposed to be taken.

 Other than as indicated, all dollar amounts reported in this Circular are in U.S. dollars.

Election of Directors

The Corporation currently has six (6) directors, five (5) of whom are being nominated for re-election at the Meeting.  All directors are elected annually.  Unless such authority is withheld, the person named in the enclosed form of proxy intends to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the by-law of the Corporation.

Majority Voting Policy

The Board of Directors has adopted a majority voting policy to the effect that if a director nominee in an uncontested election receives a greater number of votes “withheld” than votes “for”, he or she must immediately tender his or her resignation to the Board of Directors. The Corporate Governance and Nominating Committee will consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors shall accept the resignation unless there are exceptional circumstances, and the resignation will be effective when accepted by the Board of Directors. The Board of Directors shall make its final determination within 90 days after the date of the shareholder meeting and promptly announce that decision (including, if applicable, the exceptional circumstances for rejecting the resignation) in a news release. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered. The majority voting policy does not apply to the election of directors at contested meetings; that is, where the number of directors nominated for election is greater than the number of seats available on the Board of Directors.

Nominees for Election as Directors

The following table and the notes thereto set out the names of all the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at April 18, 2019 as well as information concerning committee membership:

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (1)
John E. Barker(2)(3)(4) Burlington, Ontario, Canada	Corporate Director Previously served as Senior Vice President, Finance, Chief Financial Officer and held other senior executive positions at Zenon Environmental Inc.	2009	32,714
David J. McNally Salt Lake City, Utah, USA	President and Chief Executive Officer	2017	4,167
Stephen Randall Toronto, Ontario, Canada	Chief Financial Officer and Secretary	2017	22,993
Domenic Serafino(2)(3)(4) Toronto, Ontario, Canada	Chairman and CEO of Venus Concept Ltd.	2018	0
John E. Schellhorn(2)(3)(4) Portsmouth, New Hampshire, USA	President and CEO of Global Kinetics Corporation	2017	294
Charles Federico(5) Cornelius, North Carolina, USA	Corporate Director	-	0

Notes:

(1)
The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2)	Member of the Audit Committee of the Corporation.
(3)	Member of the Compensation Committee of the Corporation.
(4)	Member of the Governance Committee of the Corporation.
(5)	If elected at the Meeting, will serve as a member of the Audit Committee, Compensation Committee and Governance Committee of the Corporation.

Biographies of Director Nominees

The following are brief biographies of each of the nominees for director:

John E. Barker - Director

Mr. Barker is a finance professional with general management experience. Mr. Barker previously acted as the Senior Vice President of Finance, Chief Financial Officer and other senior executive positions at Zenon Environmental Inc., a Toronto Stock Exchange (“TSX”) listed company, from 2000 to 2006. He was responsible for managing the finance and information technology of over 35 subsidiary companies in 25 different countries.  During his career, Mr. Barker has held senior positions in finance and operations as well as overseeing human resources, information technology and procurement.  In addition, Mr. Barker has been a member of various other public company boards.  Mr. Barker is a Fellow of the Chartered Professional Accountants of Canada and holds the FCPA, FCMA designation.

David J. McNally – Director, President and Chief Executive Officer

Mr. McNally is the President and Chief Executive Officer of the Corporation. Mr. McNally joined Titan after serving as the founder, President, CEO and Chairman of the Board of Domain Surgical Inc., founded in 2009 and based in Salt Lake City, Utah. Mr. McNally brings substantial experience and extraordinary leadership skills with all facets of building innovative medical device companies including clinically-focused product design and development, capital formation, regulatory clearance, and commercialization. Mr. McNally earned an MBA from the University of Utah, holds a Bachelor of Science degree in Mechanical Engineering from Lafayette College, Easton, PA and is the co-inventor of more than 40 U.S. and international patents associated with robotic surgical systems, ferromagnetic surgical devices and systems, electromagnetic and ultrasonic sensors and medical fluid delivery systems.

            Stephen Randall – Director, Chief Financial Officer and Secretary

Mr. Randall is the Chief Financial Officer and Secretary of the Corporation. He joined the Corporation in March 2010. Previously, Mr. Randall served in senior financial roles with both private, publicly traded and start-up companies in the manufacturing, telecommunications and technology sectors. Mr. Randall holds the Canadian CPA, CGA designation as well as a Hon. B. Comm. and B.A.

Domenic Serafino – Director

Mr. Serafino has over 25 years of medical device experience and is currently the Chairman and CEO of Venus Concept Ltd.– a world leading provider of non-invasive aesthetic technology solutions sold in over 65 countries through an industry first and only subscription-based business model. From 2001 through 2006, Mr. Serafino was the President of Syneron Medical Ltd., a NASDAQ publicly traded company (symbol ELOS) where he was instrumental in guiding the company through its IPO process. Additionally, Mr. Serafino was a partner and chief operating officer of Sigmacon Group – a Canadian device distribution company providing technology solutions for ophthalmology, urology, gynecology and aesthetic service providers. Prior to Sigmacon, he worked with Ingram and Bell (Marquette Electronics), providing technology solutions to the cardiology and cardiovascular medical community in Canada.

John E. Schellhorn - Director

Mr. Schellhorn is a 32 year veteran of the medical technology industry, where he has held various senior management positions in the United States, Canada and Asia/Pacific. He is currently President and CEO of Global Kinetics Corporation, a Melbourne, Australia headquartered company commercializing the world’s first objective measurement technology for patients with Parkinson’s disease. From 2012 to 2016, he was President and CEO of Monteris Medical Inc., a Canadian neurosurgery company which employed the world’s first MRI compatible robot.

Charles Federico – Director

Charles W. Federico has 46 years of experience in the medical device industry.  As a Director of MAKO Surgical Corp. (Nasdaq: MAKO), he served as Chairman, Lead Director, Compensation Committee Chairman, Governance Committee Chairman, and an Audit Committee Member between 2007 – 2013.  MAKO, a developer of minimally invasive robotic-enabled techniques for knee surgery, was sold to Stryker in 2013 for $1.65 billion.  Prior to that, Mr. Federico served as the President and Chief Executive Officer at Orthofix International N.V. from January 1, 2001 to April 1, 2006. He has also held various management and marketing positions at Orthofix Inc., Smith & Nephew Endoscopy (formerly Dyonics, Inc.), General Foods Corporation, Air Products Corporation, Puritan Bennett Corporation and LSE Corporation and has held board of director positions at Orthofix International, SRI Surgical Express Inc., LENSAR Inc., Salumedica, Active Implants Corporation, Power Medical Interventions Inc. and BioMimetic Therapeutics Inc.  In addition, Mr. Federico has served on the Board of Trustees of the Orthopaedic Research and Education Foundation, has served as an Advisory Member and Trustee to the School of Biomedical Engineering at Virginia Tech and Wake Forest Universities and was a founding Trustee and Member of the Board of the American Sports Medicine Institute.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the persons nominated for election as directors at the Meeting: (a) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

To the knowledge of the Corporation, none of the persons nominated for election as directors at the Meeting, nor any personal holding company thereof owned or controlled by them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Interest of Management and Others in Material Transactions

No proposed director of the Corporation or informed person, or any associate or affiliate of a proposed director of the Corporation or informed person has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation’s most recently completed financial year, or in any proposed transaction which has materially affected or will materially affect the Corporation.

AMENDMENT TO OPTIONS ISSUED UNDER THE OPTION PLAN

Description of the Proposed Amendment

The Option Plan is used to award equity incentives to officers, directors, employees and service providers to encourage behavior that is in the best interests of the Corporation and its shareholders.  The overarching purpose of the Option Plan is to advance the interests of the Corporation by aligning the participants’ interests with those of the Corporation’s shareholders generally.

Over the past several years, the Corporation entered into a series of option agreements (each an “Option Agreement”) pursuant to which the Corporation granted to eligible participants options to purchase Common Shares (“Options”) at the applicable exercise price.  A total of 965,782 Options granted to participants remain outstanding, including 485,101 Options (“Insider Options”) that were granted to executive officer or employee participants who are insiders of the Corporation.  The following table sets out the Options that remain outstanding for each officer or employee participant who is an insider of the Corporation and the number of Common Shares that each such participant currently holds:

Participant	Number of Common Shares Held	Number of Options Held	Exercise Price(s)
David McNally	4,167	332,537	$15.00 - $17.10
Perry Genova	514	91,680	$12.90 - $15.00
Stephen Randall	22,993	60,884	$12.90 - $58.20
Total	27,674	485,101

At the time the Options were issued, it was believed that the exercise price per Common Share would provide sufficient incentive to align the interests of participants with those of the Corporation.  However, due to adjustments to the exercise price of the Options that were required following the Corporation’s 30:1 share consolidation in June 2018, as approved by shareholders at the annual and special meeting of shareholders held on June 14, 2018, the Corporation’s current share price relative to the adjusted Option exercise prices is such that the Options may no longer be having their intended effect.  The exercise prices of the Insider Options range from $4.41 to $58.20 per share and exceed the market price of Common Shares, on both the TSX and the Nasdaq.  Consequently, the Corporation is proposing to amend all of the Options issued to officers and other employees of the Corporation so that the respective holder will be entitled to purchase one Common Share at an exercise price equal to the higher of the March 21, 2019 offering price of US$3.40 per share or the five day VWAP as determined as of the close of business on May 22, 2019 (the “Exercise Price Amendment”).  Options that have been issued to directors of the Corporation under the Option Plan will not be amended at this time.

Reasons Supporting the Exercise Price Amendment

The proposed Exercise Price Amendment is intended to re-align the interest of participants with those of the Corporation and its shareholders by setting the exercise price of the Options at a level more in line with the Corporation’s current share price.  The Exercise Price Amendment will also align the Options with the overriding principle of the Corporation’s determination of executive and employee compensation, which is to provide compensation packages that will attract and retain qualified and experienced directors, executive officers and employees, reward the executive officers and employees for their contribution to the overall success of the Corporation and integrate the longer term interests of the executive officers and employees with the investment objectives of the Corporation’s shareholders.

The Exercise Price Amendment will also ensure that officers and employees are not rewarded by receiving an exercise price for Options that is inappropriately low, by setting the revised exercise price at the higher of the 5-day VWAP of the Corporation’s Common Shares and the offering price per security in the Corporation’s most recent offering of securities.

Approvals Required for the Exercise Price Amendment

Section 613 of the TSX Company Manual (the “Manual”) provides that specific security holder approval is required for a reduction in the exercise price of a security based compensation arrangement that benefits an insider of an issuer.  As such, shareholders will be asked at the Meeting to approve the Exercise Price Amendment as it applies to Insider Options.  For the purposes of obtaining such shareholder approval, the votes of securities held directly or indirectly by executive officers or employees who are insiders benefiting directly or indirectly from the amendment must be excluded.  As such, in order to obtain the disinterested shareholder approval required by Section 613 of the Manual, votes attached to the 27,674 Common Shares held by executive officer or employee insider participants who will benefit from the Exercise Price Amendment must be excluded from voting on the Exercise Price Amendment as it relates to Insider Options.

Shareholders, other than shareholders who are insider participants in the Option Plan that will benefit from the Exercise Price Amendment, will be asked at the Meeting to consider and, if deemed advisable, to pass the following resolution relating to the Exercise Price Amendment as it applies to Insider Options:

“RESOLVED THAT

1.            the Corporation is hereby authorized and directed to amend the exercise price of the common share purchase options (“Options”) granted to executive officers or employees who are insiders of the Corporation (collectively, the “Insider Participants”) pursuant to agreements (each an “Option Agreement”) entered into between an Insider Participant and the Corporation under the Corporation’s stock option plan, amended and restated as of March 14, 2018, to a price equal to the higher of the March 21, 2019 offering price of US$3.40 per share or the five day volume weighted average price on either the TSX or the Nasdaq, as determined as of the close of business on May 28, 2019 (the “Exercise Price Amendment”).

2.            the Board of Directors of the Corporation be and it is hereby authorized to revoke, without further approval of the shareholders, this resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined, in the Board of Directors’ sole discretion to be in the best interest of the Corporation; and

3.            any director or officer of the Corporation is hereby authorized and directed to execute and deliver, for and on behalf of the Corporation, under its corporate seal or otherwise, the necessary amendments to the Option Agreements to implement the Exercise Price Amendment, subject to any changes as may be approved by such person, such approval to be conclusively evidenced by the execution of said documents;

AMENDMENTS TO THE OPTION PLAN

Description of the Option Plan Amendments

The Option Plan is a “rolling” option plan. Prior to the amendments to the Option Plan, the maximum number of Common Shares that could be reserved for issuance under the Option Plan was 10% of the total issued and outstanding Common Shares, from time to time. The Board has approved amendments to the Option Plan, subject to obtaining shareholder approval of such amendments at the Meeting, to increase the number of Common Shares that may be reserved under the Option Plan and any other security based compensation arrangements to 15% of the total issued and outstanding Common Shares, from time to time.  If the adoptions of the SU Plan and DSU Plan are also approved by shareholders at the Meeting, the 15% maximum will be an aggregate number which applies to Common Shares reserved for issuances under options and any other awards granted pursuant to the Compensation Plans.  As of April 29, 2019, there are 31,150,237 Common Shares issued and outstanding, resulting in up to 4,672,536 Common Shares being available for reservation under the proposed Compensation Plans if the amendments to the Option Plan are approved by shareholders.

In addition, the Corporation is proposing to remove the limitation from the Option Plan that restricts the aggregate number of Common Shares that may be reserved for issuance to insiders of the Corporation (as defined in the Manual) at any time and the number of Common Shares that may be issued to insiders of the Corporation within any one year period under the Compensation Plans and any other security based compensation arrangements of the Corporation, from exceeding 10% of the Corporation’s issued and outstanding Common Shares (such restrictions, the “Insider Participation Limit”).  The Corporation would instead restrict the aggregate number of Common Shares that may be reserved for issuance to insiders of the Corporation at any time and the number of Common Shares that may be issued to insiders of the Corporation within any one year period under the Compensation Plans and any other security based compensation arrangements of the Corporation, from exceeding 15% of the Corporation’s issued and outstanding Common Shares.  The amended Option Plan is attached hereto as Schedule “B”, blacklined to the current version of the Option Plan.

Pursuant to the rules of the TSX, every three years after institution, all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, must be approved by the issuer’s shareholders.  For the purposes of obtaining such shareholder approval in respect of the Corporation’s Compensation Plans, the votes of securities held directly or indirectly by insiders benefiting directly or indirectly from the amendment will be required to be excluded if the Insider Participation Limit is removed from the Option Plan.

The Corporation is proposing to maintain the current maximum aggregate number of Common Shares reserved for issuance to any one participant under the Compensation Plans or any other equity incentive plan of the Corporation in any 12-month period at 5% of the total number of issued and outstanding Common Shares (on a non-diluted basis).

Reasons Supporting the Option Plan Amendments

The Board believes these amendments are necessary to encourage Common Share ownership by directors, officers, consultants and key employees of the Corporation and its affiliates.  Particularly in conjunction with the adoption of the SU Plan and DSU Plan, the proposed amendments to the Option Plan will ensure that the Corporation, as it continues to grow its number of directors, officer, employees and consultants, has the flexibility to grant a sufficient number of awards, to each and in total, under the Compensation Plans to allow it to attract and retain talented and experienced directors, officers, employees and consultants.  Before reaching its conclusion, the Board commissioned an independent third party study of peer compensation, which yielded the result that 15% of the total issued and outstanding Common Shares is reflective of similar compensation arrangements among the Corporation’s peers, determined based on the medical device industry, public company status and stage of commercialization.

Approvals Required for the Option Plan Amendments

Section 613 of the Manual also provides that specific security holder approval is required for an increase to the maximum number of securities issuable under a security based compensation arrangement as well as any amendment to remove or exceed the Insider Participation Limit.  For the purposes of obtaining such shareholder approval, the votes of securities held directly or indirectly by insiders benefiting directly or indirectly from the amendment must be excluded.  As such, in order to obtain the disinterested shareholder approval required by Section 613 of the Manual, votes attached to the 60,501 Common Shares held by insider participants who will benefit from the amendments to the Option Plan must be excluded from voting on such amendments.

Shareholders, other than insiders of the Corporation that will benefit from the amendments to the Option Plan, will be asked at the Meeting to consider and, if deemed advisable, to pass the following resolution relating to such amendments:

“RESOLVED THAT:

1.
the amendments to the Corporation’s stock option plan, amended and restated as of March 14, 2018 (the “Option Plan”) to increase the maximum number of Common Shares reserved for issuance under the Option Plan and the SU Plan of the Corporation and the DSU Plan of the Corporation (if the same are established) to 15% of the issued and outstanding Common Shares, from time to time are hereby approved, subject to such changes as may be required to be made in order to comply with the requirements of the TSX;

2.
the amendments to the Option Plan to increase the limit of the aggregate number of Common Shares that may be reserved for issuance to insiders of the Corporation at any time thereunder and under the other Compensation Plans (if the same are established) and the number of common shares that may be issued to insiders of the Corporation within any one year period under the Option Plan and the other Compensation Plans (if the same are established) to 15% of the Corporation’s issued and outstanding Common Shares are hereby approved, subject to such changes as may be required to be made in order to comply with the requirements of the TSX;

3.
all options outstanding under the Stock Option Plan or any previous form of stock option plan shall remain valid and outstanding and they shall be governed by the terms of the applicable previous form of stock option plan as it existed when they were granted;

4.
notwithstanding the approval of the shareholders of the Corporation as herein provided the Board of Directors of the Corporation, may, in its sole discretion, at any time suspend or terminate the amendments to the Stock Option Plan provided for herein or revoke this resolution before it is acted upon, without further approval of the shareholders of the Corporation; and

5.
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

The Board recommends that the shareholders vote FOR the foregoing resolution ratifying, confirming and approving the amendments to the Option Plan.

Unless such authority is withheld, the persons named in the enclosed instrument of proxy intend to vote for the proposed amendments to the Option Plan.

ADOPTION OF THE SU PLAN AND THE DSU PLAN

Description of the SU Plan and the DSU Plan

The Corporation’s long term incentive plan is currently only comprised of stock option awards.  While the Corporation continues to believe that Options provide management and other key personnel with strong alignment to long-term corporate performance and ultimately the creation of increasing shareholder value, the Corporation also feels that it is important to diversify its long-term incentive plans to include other forms of performance-contingent and other compensation. Accordingly, the Corporation is proposing to expand its long-term incentive program to include the SU Plan and the DSU Plan.

The Board has approved the SU Plan and the DSU Plan, a summary of each of which is provided below under the heading “Compensation Plans”.  The proposed SU Plan and DSU Plan are attached as Schedules “C” and “D”, respectively, and the summaries of the Plans below are qualified by the Plans in their entirety.  Pursuant to the SU Plan, the Board may, from time to time, provide eligible executive officers and employees of the Corporation and its affiliates with a grant of performance share units (“PSU”) and/or restricted share units (“RSU”).  Pursuant to the DSU Plan, the Compensation Committee may provide eligible directors of the Corporation with deferred share units (“DSU”).  In accordance with the policies of the TSX, the Corporation is required to obtain the approval of shareholders for each of the Plans at the Meeting. No awards are intended to be made pursuant to either Plan prior to obtaining such approval.

If approved, both Plans will be effective as of May 29, 2019, and if the proposed amendments to the Option Plan are also approved by shareholders at the Meeting:

•
the aggregate maximum number of Common Shares that will be reserved for issuance under the Compensation Plans will be equal to 15% of the issued and outstanding Common Shares, from time to time (provided that if the proposed amendments to the Option Plan are not approved by shareholders, the aggregate maximum number of Common Shares that will be reserved for issuance under the Compensation Plans will be equal to 10% of the issued and outstanding Common Shares, from time to time);

•
the maximum number of Common Shares that may be issued to insiders of the Corporation pursuant to the Option Plan, the SU Plan and the DSU Plan will exceed the Insider Participation Limit (as defined in the rules of the TSX) such that the number of Common Shares issued to insiders of the Corporation within any one year period and the number of Common Shares issuable to insiders of the Corporation under the Compensation Plans at any time may exceed 10%, but shall not exceed the proposed maximum limit of 15%, of the issued and outstanding Common Shares.

Reasons Supporting the Adoption of the SU Plan and DSU Plan

The Corporation has a strong desire to attract and retain the best possible talent, whether that be seasoned and experienced executives, successful and proven board members, or additional key leaders and employees.  The Corporation requires the use of stock options, as well as the awards provided under the proposed SU Plan and DSU Plan to accomplish these objectives.

With the introduction of the SU Plan, the Corporation will be able to include (performance contingent) PSUs and (tenure contingent) RSUs as part of its long-term incentive plan.  The intent of the SU plan is to align the participants in the SU Plan to the longer term strategic objectives of the Corporation.  Strengthening the alignment of these participants’ long term objectives with the Corporation’s long term strategic objectives underscores the importance of achieving long term results as well as the essential need to meet quarterly and annual objectives.

With the introduction of the DSU Plan, the Corporation will gain flexibility in its ability to reward directors for their service on the Board.  The intent of the DSU Plan is to allow directors to participate in the long-term success of the Corporation and promote a greater alignment of directors’ interests with the interests of shareholders of the Corporation.

Approvals Required for the Adoption of the SU Plan and DSU Plan

Section 613 of the Manual provides that Board and majority security holder approval is required for the adoption of a security based compensation arrangement.  In addition, insiders of the Corporation entitled to receive a benefit under the arrangement are not eligible to vote their securities in respect of the approvals required if the arrangement does not include the Insider Participation Limit.  As such, in order to obtain the shareholder approval required by Section 613 of the Manual, votes attached to the 60,501 Common Shares held by insider participants who will be entitled to a benefit under the SU Plan or DSU Plan must be excluded from voting on the such amendments.

Shareholders, other than insiders that will be entitled to receive a benefit under the SU Plan or the DSU Plan, will be asked at the Meeting to consider and, if deemed advisable, to pass the following resolution relating to the adoption of the SU Plan and the DSU Plan:

“RESOLVED THAT:

1.
based on the recommendation of the Board, the form, terms and provisions of, and the transactions contemplated by, the share unit plan (“SU Plan”) and the deferred share unit plan (“DSU Plan”), substantially as described in the management information circular provided to shareholders in connection with the annual and special meeting of the Corporation on May 29, 2019, is hereby approved;

2.
notwithstanding the approval of the shareholders of the Corporation as herein provided the Board of Directors of the Corporation, may, in its sole discretion, at any time revoke this resolution before it is acted upon, without further approval of the shareholders of the Corporation; and

3.
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

The Board recommends that the shareholders vote FOR the foregoing resolution confirming, approving and adopting the SU Plan and the DSU Plan.

Unless such authority is withheld, the persons named in the enclosed instrument of proxy intend to vote for the proposed amendments to the Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The Corporation had five Named Executive Officers in 2018, being:

(1)	David McNally, President and Chief Executive Officer

(2)	Stephen Randall, Chief Financial Officer and Secretary

(3)	Perry Genova, Senior Vice President, Research and Development

(4)	Curtis Jensen, Vice President, Quality and Regulatory Affairs, and

(5)	Sachin Sankholkar, Vice President, Sales and Marketing

(collectively, the “Named Executive Officers” or “NEO”).

Compensation Discussion and Analysis

The Board of Directors is responsible for evaluating compensation for the President and Chief Executive Officer and the Chief Financial Officer and reviewing their salaries and any bonuses on an annual basis.  The President and Chief Executive Officer and Chief Financial Officer are responsible for evaluating and reviewing the salaries and bonuses of all other employees and consultants of the Corporation.  While the Board of Directors of the Corporation has not adopted a written policy concerning the compensation of Named Executive Officers, it has developed a consistent approach and philosophy relating to compensation. The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain qualified and experienced executives, reward the executives for their contribution to the overall success of the Corporation and integrate the longer term interests of the executives with the investment objectives of the Corporation’s shareholders.

As noted in the previous paragraph, the Corporation has five Named Executive Officers and places primary importance on the talent of these employees to manage and grow the Corporation.  Based on the size of the Corporation and its relatively small number of employees, the Corporation’s executives are required to be multi-disciplined, self-reliant and highly experienced.  In determining specific compensation amounts for the executive officers, the Board of Directors considers factors such as experience, individual performance, length of service, role in achieving corporate objectives, positive research and development results, stock price and compensation compared to other employment opportunities for executives.

The Corporation is an early-stage company engaged in the development and commercialization of robotic surgical technologies.  As the Corporation is in the product development stage, it cannot rely on revenues from its operations to finance its activities and advance its goals.  Consequently, the Corporation looks to raising the requisite capital to finance such activities through equity financings, which are influenced by the financial market’s assessment of the Corporation’s overall enterprise value and its prospects.  These in turn are influenced, to a great extent, by the results of its research and development activities and progress in commercializing robotic surgical technologies.  The contribution that each of the President and Chief Executive Officer and the Chief Financial Officer make to this endeavour, on a subjective analysis by the Compensation Committee and the Board of Directors at the end of each fiscal year, is the primary factor in determining aggregate compensation.  In considering such contribution, the Board of Directors considers various factors, including, among other things, (i) the ongoing and progressive development of the Corporation’s robotic surgical technology; (ii) the identification and attainment of appropriate milestones that adequately reflect the ongoing development of the Corporation’s robotic surgical technology, (iii) the formation and development of key partnerships with leading academic and research organizations through which the Corporation’s products can be tested, and (iv) the recruitment, management and retention of qualified technical and other personnel, among other things.

Compensation for Named Executive Officers consists of base salary, cash bonuses and incentive stock options. In establishing compensation, the Corporation attempts to pay competitively in the aggregate as well as deliver an appropriate balance between annual compensation (base salary and cash bonuses) and option based compensation (incentive stock options).

The role of the Compensation Committee in recommending to the Board the compensation for Named Executive Officers is described under “Compensation Committee”.

The decisions in respect of each individual compensation element are taken into account in determining each of the other compensation elements to ensure a Named Executive Officer’s overall compensation is consistent with the objectives of the compensation program while considering that not all objectives are applicable to each Named Executive Officer.

In 2017, the Compensation Committee retained Hugessen Consulting Inc. (“Hugessen”) to serve as the Committee’s independent compensation consultant. Hugessen provides independent advice to the Compensation Committee with respect to executive and director compensation and relative governance matters. In 2018, Hugessen provided the following services to the Compensation Committee:

•	Performed a high-level review of executive and director compensation levels and design;

•	Provided input on the topics of equity compensation and peer group design; and

•	Provided additional input and advice to the Compensation Committee, as requested.

The table below outlines fees paid to Hugessen in 2018 and 2017:

Hugessen Consulting Inc.	2018 Fees (C$)	2017 Fees (C$)
Executive Compensation Related Fees	$17,099	$50,602
All Other Fees	Nil	Nil
Total	$17,099	$50,602

The Compensation Committee did not follow a formal practice to consider the implications of the risks associated with the Corporation’s compensation policies and practices in 2018.

The Corporation has established the Option Plan for officers, directors, employees and service providers of the Corporation, prepared in compliance with the requirements of the TSX, which is administered by the Board of Directors.  The purpose of the Option Plan is to advance the interests of the Corporation by closely aligning the participants’ personal interests with those of the Corporation’s shareholders generally.  Subject to the provisions of the Option Plan, the Board of Directors determines and designates from time to time the optionees to whom options are to be granted, the number of Common Shares to be optioned and the other terms and conditions of the stock option grant.  The Board of Directors considers factors such as individual performance, the significance of individual contribution to the success of the Corporation, experience, and length of service in determining the amounts of options awarded.

If the SU Plan and DSU Plan are approved by shareholders at the Meeting, the Corporation will have additional flexibility to reward key employees for their service time and performance and directors of the Corporation for their service, while ensuring that the interests of such key employees and directors continue to be aligned with the interests of the Corporation’s shareholders.

See the section titled “Compensation Plans” for further disclosure relating to the Option Plan, the SU Plan and the DSU Plan.

Compensation Committee

The awarding of annual bonus and option-based awards is subject to the discretion of the Compensation Committee and Board of Directors, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the Compensation Committee determines that the compensation of the Corporation for certain executives and other personnel, including option-based awards, is low compared to comparable companies, the Compensation Committee may determine to grant option-based awards to assist the Corporation in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The Compensation Committee and the Board of Directors also have the discretion to adjust the weightings assigned to objectives for executives, including the President and Chief Executive Officer, and award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Corporation to achieve its goals and strategic objectives and create shareholder value. In exercising its discretion, the Compensation Committee and Board of Directors may also consider, among other factors, risk management and regulatory compliance, the performance of executive officers in managing risk and whether payment of the incentive compensation might present or give rise to material risks to the Corporation or otherwise affect the risks faced by the Corporation and the management of those risks.

In assessing the general competitiveness of the compensation of the Corporation’s Named Executive Officers, the Compensation Committee considers base salary, total cash compensation and total direct compensation (including the value of long term incentives) relative to a comparator group of publicly listed companies and reviews benchmark data composed of the group’s executive compensation data for matching positions. The peer group consists of the following comparable technology companies:

Compensation Peer Group

Corindus Vascular Robotics, Inc.	Bovie Medical Corporation
Neovasc Inc.	Profound Medical Corp.
Misonix, Inc.	Ekso Bionics Holdings, Inc.
IRadimed Corporation	MRI Interventions, Inc.
Microbot Medical Inc.	ReWalk Robotics Ltd.
BIOLASE, Inc.	Medigus Ltd.
TransEnterix, Inc.

In addition to advice obtained from compensation consultants, the Compensation Committee undertakes its own assessment of the competitiveness of the Corporation’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the Compensation Committee. Decisions as to compensation are made by the Compensation Committee and the Board of Directors and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

Performance Graph

The Common Shares of the Corporation are listed on the TSX and as of June 27, 2018, the Nasdaq Capital Market (“Nasdaq”).  The following graph illustrates the Corporation’s cumulative shareholder return over the five most recently completed financial years, as measured by the closing price on the TSX of the Common Shares at the end of the financial years ended December 31, 2014, 2015, 2016, 2017 and 2018 assuming an initial investment of CDN$100 on December 31, 2013, compared to the closing price of the S&P/TSX Composite Index over the same period.

The following table shows the value of CDN$100 invested in Common Shares on December 31, 2013 compared to CDN$100 invested in the S&P/TSX Composite Index*:

	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18
Titan Medical Inc.	100	147.37	109.47	33.68	39.47	5.93
S&P/TSX Composite Index	100	107.42	95.51	112.23	118.99	105.15

*All amounts in Canadian $.

After giving retroactive adjustment for the 1:30 consolidation of the Common Shares that occurred in June 2018.

The compensation paid by the Corporation to its Named Executive Officers in 2018 was not based in whole or in part on the trading price of the Common Shares in 2018 and does not compare to the trends in such trading price or the above market indices.

Summary Compensation Table

The following table and the notes thereto sets forth information concerning annual total compensation for each Named Executive Officer in 2018, in respect of the fiscal years ended December 31, 2018, 2017, and 2016.  All amounts in the table below and the notes thereunder are stated in Titan’s functional and presentation currency, which is U.S. dollars. Canadian employees are compensated in Canadian dollars. For reporting purposes, the Canadian dollar amount is translated to U.S. dollars using the noon exchange rate, as quoted by the Bank of Canada, on the payroll date.

Name and principal position	Year Ended Dec. 31	Salary (U.S.$)	Share-based Awards (U.S.$)	Option-based Awards(1) (U.S.$)	Non-equity Incentive Plan Compensation ($)		Pension Value (U.S.$)	All Other Compensation(2) (U.S.$)	Total Compensation (U.S.$)
					Annual Incentive Plans	Long-term Incentive Plans
David McNally President & CEO	2018	330,000	0	409,334	0	0	0	150,000	889,334
	2017	300,000	0	2,027,215	0	0	0	0	2,327,215
	2016	0	0	0	0	0	0	0	0

Stephen Randall Chief Financial Officer	2018	199,646	0	270,340	0	0	0	95,070	565,056
	2017	187,038	0	0	0	0	0	0	187,038
	2016	152,716	0	115,920	0	0	0	0	268,636

Perry Genova Senior Vice President Research and Development	2018	250,000	0	310,099	0	0	0	112,500	672,599
	2017	206,250	0	251,735	0	0	0	0	457,985
	2016	0	0	0	0	0	0	0	0

Curtis Jensen Vice President Quality and Regulatory Affairs	2018	210,000	0	260,482	0	0	0	50,000	520,482
	2017	150,000	0	245,111	0	0	0	0	395,111
	2016	0	0	0	0	0	0	0	0

Sachin Sankholkar Vice President Sales and Marketing	2018	180,000	0	223,274	0	0	0	37,500	440,774
	2017	150,000	0	0	0	0	0	0	150,000
	2016	126,200	0	176,289	0	0	0	0	302,489

Notes:
1.    The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using assumptions based on expected life, risk free rate, expected dividend yield and expected volatility.
2.    Represents cash bonus paid in the year.

Outstanding share-based awards and option-based awards

The following table shows all awards granted to Named Executive Officers and outstanding on December 31, 2018.  The exercise prices of options are presented in Canadian currency as they are exercisable in Canadian dollars.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price CDN($)	Option Expiration Date (DD-M-YY)	Value of unexercised in-the-money options (U.S.$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (U.S.$)	Market or payout value of vested share-based awards not paid out or distributed (U.S.$)
David McNally	277,519 55,018	17.10 15.00	17-Jan-24 19-01-25	0	0		0
Stephen Randall	2,328 3,313 1,319 17,589 36,336	58.20 51.60 30.60 30.00 15.00	21-May-19 09-Jun-20 23-Dec-20 24-Aug-21 19-Jan-25	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0
Perry Genova	16,667 33,333 41,680	15.00 12.90 15.00	7-Feb-24 17-Apr-24 19-Jan-25	0 0	0 0	0 0	0 0
Curtis Jensen	16,667 18,950 35,011	12.90 14.40 15.00	17-Apr-24 8-Nov-24 19-Jan-25	0 0	0 0	0 0	0 0
Sachin Sankholkar	9,000 11,726 30,010	32.40 30.00 15.00	27-Jan-21 24-Aug-21 19-Jan-25	0 0	0 0	0 0	0 0

The following table shows the value from incentive plans vested or earned by Named Executive Officers under the Corporation’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2018.

Name	Option-based awards – Value vested during the year (U.S.$)	Share-based awards – Value vested during the year (U.S.$)	Non-equity incentive plan compensation – Value earned during the year (U.S.$)
David McNally	0	0	150,000
Stephen Randall	0	0	95,070
Perry Genova	0	0	112,500
Curtis Jensen	0	0	50,000
Sachin Sankholkar	0	0	37,500

Option Plan and Options

See “Compensation Plans” for information on the Option Plan.

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth certain information as of December 31, 2018 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted–average exercise price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plan
Equity compensation plan approved by securityholders	925,782	CDN$17.32	1,241,803

Termination and Change of Control Benefits

No Named Executive Officer is entitled to any form of compensation as a result of termination or change of control of the Corporation.

Indebtedness of Directors and Executive Officers

No director or executive officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of them is or was indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

Compensation of Directors

The annual retainer for directors for the year ended December 31, 2018 was CDN $30,000, meeting fees for Board and Committee Chairs was CDN $3,200 and US $2,500 and meeting fees for other directors was CDN $1,300 and US $1,000.

The Board of Directors determines the form of payment of the compensation paid to directors.  All compensation to directors is paid through the issuance of stock options, or cash, at the discretion of the directors, on an annual basis. Currently all directors compensation is paid through a combination of cash and stock options.  The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2018.

Name	Fees Earned (CDN$)	Share-based Awards (CDN$)	Option-based Awards (CDN$)	Non-equity Incentive Plan Compensation (CDN$)	Pension Value (CDN$)	All Other Compensation (CDN$)	Total (CDN$)
Martin C. Bernholtz(1)	66,517	0	0	0	0	0	66,517
John E. Barker	15,600	0	60,466	0	0	0	76,066
Dr. Bruce G. Wolff	53,119	0	30,000	0	0	0	83,119
John Schellhorn	72,796	0	0	0	0	0	72,796
Domenic Serafino(2)	45,600	0	30,000	0	0	0	75,600
Notes:
1.	Martin Bernholtz resigned as Chairman and director effective March 15, 2018.
2.	Domenic Serafino was elected as a director effective June 28, 2018.

Directors’ and Officers’ Insurance

The Corporation maintains insurance for the benefit of the Corporation and its directors and officers as a group, in respect of the performance by them of duties of their office. Effective June 2018 the Corporation became dual listed on both the TSX and Nasdaq. The amount of insurance purchased for the period commencing January 1, 2018 and ended December 31, 2018 was for an aggregate limit of liability (inclusive of costs of defence) of CAD$7,000,000 for claims associated with the period prior to June 27, 2018 and US $10,000,000 for claims which may arise following the listing of the Corporation’s Common Shares on the Nasdaq.  There is a deductible amount on a per loss basis of up to US$250,000 for a claim against the Corporation.  The premium is paid by the Corporation without distinction as to directors as a group or officers as a group.  The premium paid for such insurance in 2018 for coverage both prior to and post listing on the Nasdaq was US$210,250.

Outstanding share-based awards and option-based awards

The following table shows all option-based and share-based awards granted to non-employee directors and outstanding on December 31, 2018.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price per share CDN($)	Option Expiration Date (DD-M-YY)	Value of unexercised in-the-money options USD($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Martin C. Bernholtz[1]	722 1,044 415 5,570	58.20 51.60 30.60 30.00	21-May-19 09-Jun-20 23-Dec-20 24-Aug-21	0 0 0 0	0 0 0 0	0 0 0 0	0 0 0 0
John E. Barker	760 1,044 415 5,687 7,674 21,053	58.20 51.60 30.60 30.00 9.00 3.28	21-May-19 09-Jun-20 23-Dec-20 24-Aug-21 06-Jul-25 29-Aug-25	0 0 0 0 0 0	0 0 0 0 0 0	0 0 0 0 0 0	0 0 0 0 0 0
Dr. Bruce G. Wolff	1,055 828 330 5,277 3,807 10,445	58.20 51.60 30.60 30.00 9.00 3.28	21-May-19 09-Jun-20 23-Dec-20 24-Aug-21 06-Jul-25 29-Aug-25	0 0 0 0 0 0	0 0 0 0 0 0	0 0 0 0 0 0	0 0 0 0 0 0
John Schellhorn	12,269	4.41	7-Sept-24	0	0	0	0
Domenic Serafino[2]	5,590	7.49	06-Jul-25	0	0	0	0
Notes: 1.Martin Bernholtz resigned as Chairman and director effective March 15, 2018. 2.Domenic Serafino was elected as a director effective June 28, 2018.

Incentive Plan Awards – Value Vested or Earned During Fiscal Year and December 31, 2018

The following table shows the value from incentive plans vested or earned by non-employee directors under the Corporation’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2018.

Name	Option-based awards – Value vested during the year (U.S.$)	Share-based awards – Value vested during the year (U.S.$)	Non-equity incentive plan compensation – Value earned during the year (U.S.$)
John Barker	0	0	0
John Schellhorn	0	0	0
Domenic Serafino	0	0	0
Dr. Bruce G. Wolff	0	0	0

CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Rule”).  The Disclosure Rule establishes disclosure requirements regarding corporate governance practices of a reporting issuer as well as the requirement to file any written code of business conduct and ethics that a reporting issuer has adopted.  Set out below is a description of the Corporation’s approach to corporate governance as required by the Disclosure Rule.

Board of Directors

Currently, four of the six members of the Board of Directors are independent directors.  An independent director is defined as a director who has no direct or indirect material relationship with the Corporation, being a relationship which could be reasonably expected to interfere with the exercise of a director’s independent judgement. As at December 31, 2018, Messrs. McNally and Randall are considered to be non-independent by virtue of their management position with the Corporation and their employment relationships with the Corporation.  The Board believes that their extensive knowledge of the Corporation’s business and affairs is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.  Of the current directors, Messrs.  John E. Barker, John Schellhorn and Domenic Serafino are considered to be independent directors and, should he be elected to the Board at the Meeting, Charles Federico will also be considered to be an independent director.  These determinations were made by the Board based upon an examination of the factual circumstances of each director and consideration of any interests, business or relationships, which any director may have with the Corporation.

As part of each regularly scheduled quarterly board meeting, the independent directors have an in camera session, exclusive of non-independent directors and management. At the present time, the Board believes that the knowledge, experience and qualifications of its independent directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities.

The Chairman of the Board of Directors, John E. Barker, is an independent director.  The Corporation does not have a designated lead director.  The Board utilizes its own in-house expertise, and that of its legal counsel, to provide advice and consultation on current and anticipated matters of corporate governance.

Director Meetings

The Board of Directors held 18 meetings during the financial year ended December 31, 2018.  The following table summarizes the attendance record for each of the directors at meetings of the Board of Directors, Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee.

Name	Number of Meetings Attended by the Directors
	Board of Directors	Audit Committee	Compensation Committee	Governance and Nominating Committee

John E. Barker	18/18	5/5	3/3	2/2
David McNally	18/18	N/A	N/A	N/A
Stephen Randall	18/18	N/A	N/A	N/A
Dr. Bruce G. Wolff	15/18	5/5	3/3	2/2
John Schellhorn	18/18	5/5	3/3	2/2
Domenic Serafino	7/8	3/3	1/1	1/1

Other Reporting Issuer Experience

None of the directors of the Corporation are directors of other reporting issuers (other than the Corporation) as of the date of this Circular:

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Corporation and operates pursuant to a written mandate, which was updated and approved by the Board in March 2018 and as set out in Schedule “A” to this management information circular.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board of Directors and the chair of each committee. With respect to management’s responsibilities, generally, any matters of material substance to the Corporation are submitted to the Board for, and are subject to, its approval.  Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Corporation, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments.  The Board and/or its audit committee also reviews and approves the Corporation’s major communications with shareholders and the public including the annual report, if any, (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and the annual information form.  The specific corporate objectives which the chief executive officer is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Corporation’s case, typically related to the advancement, growth, management and financing of the Corporation and its research and development project and matters ancillary thereto.

Orientation and Continuing Education

The Corporation does not provide a formal orientation or education program for Board members, as it believes that such programs are not appropriate for a development stage company with an experienced Board, the members of which have been selected for their specific expertise.

The Corporation’s directors are highly experienced and knowledgeable, both individually and as a group.  The directors have either a medical or business background and have long careers in or related to the medical, health or financial industry and are intimately familiar with the Corporation’s project, through sufficient interactions with management and technology developers.

To ensure that the Board has and maintains the skill and knowledge necessary for them to meet their obligations as directors of the Corporation.  Summary technology presentations by management relating to various aspects of the Corporation’s products is made at meetings of the Board.  The Board believes that discussion among the directors and management at these meetings provides a valuable learning resource for the directors with non-technical expertise in the subject matter presented, and that those directors provide management with valuable insights into broader issues facing the Corporation.

Ethical Business Conduct

The Corporation is committed to maintaining high standards of corporate governance and this philosophy is communicated by the Board to management, and by management to employees, on a regular basis.

In order to ensure that the directors exercise independent judgment in considering transactions and agreements, the Board requires that all directors declare any conflicts of interest with issues or situations as they arise.  This would include transactions/agreements in which a director/officer has material interest.

Nomination of Directors

The Corporate Governance and Nominating Committee is a standing committee appointed by the Board and it is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles. The Committee’s responsibilities also include identifying candidates for directorship and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

The Corporate Governance and Nominating Committee is composed entirely of independent directors, currently being John E. Barker, Domenic Serafino and John Schellhorn. Charles Federico will also join the Corporate Governance and Nominating Committee should he be elected to the Board at the Meeting.

Audit Committee

The Board of Directors has established an Audit Committee. The Audit Committee met five times during the financial year ended December 31, 2018.

Audit Committee Charter

The text of the Audit Committee Charter is attached as Schedule “A” to the Corporation’s Annual Information Form for the year ended December 31, 2018, a copy of which is available on SEDAR.

Composition of the Audit Committee

As of the date of this information circular, the table below sets out the members of the Audit Committee and states whether they are financially literate and/or independent.

Director	Independent	Financially Literate
John E. Barker	Yes	Yes
Domenic Serafino	Yes	Yes
John Schellhorn	Yes	Yes

Relevant Education and Experience

Messrs. Barker, Serafino, Schellhorn are the current directors on the Corporation’s Audit Committee and have been senior officers and/or directors of publicly traded companies and business executives for a number of years.  In addition, Mr. Federico, who also has significant experience as a senior officer and director of other public and privately held issuers, will join the Audit Committee should he be elected to the Board at the Meeting.  In these positions, each individual has been responsible for receiving financial information relating to the entities of which they were directors or senior officers. They had or have developed an understanding of financial statements generally and understand how those statements are used to assess the financial position of a company and its operating results. Each member of the Audit Committee also has a significant understanding of the business in which the Corporation is engaged and has an appreciation for the relevant accounting principles for the Corporation’s business.

External Auditor Service Fees

The table below sets out all fees billed by the Corporation’s external auditor in respect of the last two financial years. The Audit Committee has adopted procedures for the engagement of non-audit services as described in section 3 of its charter under “Duties and Responsibilities”.

Financial Year Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2018	56,085	31,534	-	139,109
December 31, 2017	$47,695	$22,430	-	$126,941

Notes:
(1)	“Audit Fees” are fees billed by the Corporation’s external auditor for services provided in auditing the Corporation’s financial statements for the financial year.
(2)
“Audit-Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to performing the audit or reviewing the Corporation’s interim financial statements.

(3)	“Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” were paid for audit related services including regulatory filings and comfort letters in connection with prospectus offerings completed during the calendar year.

Compensation and Compensation Committee

Compensation matters are dealt with by the Compensation Committee of the Corporation.  The function of the Compensation Committee is to review the compensation terms of each officer of the Corporation annually as well as at any other times as necessary.  After considering inputs from senior management, the Compensation Committee makes a recommendation to the Board for approved compensation terms for each officer of the Corporation.  Among other things, the Compensation Committee also recommends the structure of the compensation in terms of the amount of cash and/or number of options to be granted.  The members of the Compensation Committee have several years of relevant experience, having served as senior business executives with other companies and as members of compensation committees of other companies.

All four current members of the Compensation Committee, namely, Messrs. Barker, Schellhorn and Serafino are considered to be independent directors.  Mr. Federico, who will also be considered to be an independent director, will join the Compensation Committee should he be elected to the Board at the Meeting.  The Compensation Committee met three times during the financial year ended December 31, 2018.

Other Board Committees

The Board has no standing committee other than the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Assessments

The Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution, as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than the Corporation and which may have significantly larger boards of directors.  A more formal assessment process will be instituted as, if, and when the Board deems necessary.

Director Tenure

It is proposed that each of the persons elected as a director at the Meeting will serve until the close of the next annual meeting of the Corporation or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors.  The Board believes, at this time, that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. This decision is subject to review on an annual basis.  The Board does not follow a formal director assessment procedure in evaluating Board members.  However, the Board believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Representation of Women on the Board and in Executive Officer Positions

The Corporate Governance and Nominating Committee’s Charter encourages diversity in the composition of the Board of Directors and requires periodic review of the composition of the Board of Directors as a whole to recommend, if necessary, measures to be taken so that the Board of Directors reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board of Directors as a whole.  Accordingly, while the Board of Directors has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board of Directors does take into consideration a nominee’s potential to contribute to diversity within the Board of Directors. Given that diversity is part of determining the overall balance, which includes gender, the Board of Directors has not adopted a gender specific policy target.

The Corporate Governance and Nominating Committee recognizes the value of diversity.  Currently, the Board of Directors is comprised of male directors.  The Board of Directors does not follow a formal process for proposing female nominees for Board of Director vacancies.  Rather the Board of Directors focuses on the qualification and professional or business experience of each individual nominee.

Consistent with the Corporation’s approach to diversity at the Board of Director level, the Corporation’s hiring practices include consideration of diversity across a number of areas, including gender.  None of the current executive officer positions of the Corporation are held by women. The Corporation does not have a target number of women executive officers.  Given the small size of its executive team, the Corporation believes that implementing targets would not be appropriate.  However, in its hiring practices, the Corporation considers the level of representation of women in executive officer positions.

APPOINTMENT AND REMUNERATION OF AUDITORS

Unless such authority is withheld, the persons named in the enclosed instrument of proxy intend to vote for the re‑appointment of BDO Canada LLP of Toronto, Ontario, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  BDO Canada LLP were first appointed auditors of the Corporation on December 13, 2010.

COMPENSATION PLANS

Option Plan

The Option Plan is attached hereto as Schedule “B” and the following summary is qualified in its entirety by the Option Plan.

Prior Approval of the Option Plan

The Option Plan was last approved at the 2018 annual and special meeting of Shareholders on June 14, 2018.

Terms of the Plan

Directors, officers and employees of the Corporation, as well as persons or companies engaged by the Corporation to provide services on a continuous basis for an initial, renewable or extended period of twelve months or more (and may include persons or companies such as consulting researchers, doctors and other consultants), are eligible to be granted options under the Option Plan even if they are not full time employees of the Corporation. The purpose of the Option Plan is to advance the interests of the Corporation by closely aligning the participants’ personal interests with those of the Corporation’s shareholders generally.

Options granted under the Option Plan are granted at the discretion of the Board of Directors and are typically granted in such numbers as reflect the level of responsibility and participation of the particular optionee as determined over the course of the year. The terms of the Option Plan provide that the aggregate number of Common Shares issuable thereunder (and under any other employee stock option plans or other share compensation arrangements) cannot, at the time of the option grant, exceed 10% (or 15% if the Option Plan amendments are approved by shareholders) of the total number of Common Shares issued and outstanding. If the amendments to the Option Plan are approved by shareholders at the Meeting, the aggregate number of Common Shares issued to insiders, within any one year period, and issuable to insiders, at any time, under the Option Plan and any other security-based compensation arrangement of the Corporation will be increased from 10% of the total number of Common Shares issued and outstanding to 15% of the total number of Common Shares issued and outstanding.

The aggregate number of Common Shares that may be reserved for issuance to any one participant under the Option Plan or under any other plan of the corporation may not exceed 5% of the total number of Common Shares issued and outstanding (calculated on a non-diluted basis) in any 12-month period.

The price at which Common Shares may be issued upon exercise of options granted under the Option Plan cannot be lower than the volume weighted average trading price of the Common Shares on the TSX over the period of five days immediately preceding the date of the grant. Options issued under the Option Plan may be exercised during a period determined by the Board, which shall not exceed ten years. In addition, notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during or immediately after a Blackout Period (as defined in the Option Plan), then the expiration date of such Option shall be the 10th business day following the expiration of the Blackout Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such option is granted to the optionee. Options granted under the Option Plan are subject to immediate termination upon the dismissal of an employee with cause. If an optionee ceases to hold any position as an optionee, by reason of retirement, resignation, or termination other than for cause, the vested Options terminate on the earlier of the normal expiry date of the Option or 90 days from cessation or such longer period following cessation as the Board of Directors shall determine1, provided that in no case may an Option expire any later than the normal expiry date.  Under the Option Plan, in the event of death or disability of the optionee, his or her Options may be exercised during the one year period following the date of the event to the extent the Options were exercisable on the date of such event. The Options vest over a period determined by the Board of Directors. The Options are non-transferable and non-assignable unless permitted by the Board or unless such transfers are to Eligible Assignees (as defined in the plan). There is no agreement under which financial assistance will be provided by the Corporation to facilitate the purchase of shares under the Option Plan.

The Board has the discretion to make amendments to the Option Plan and any Options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

(a)	Minor changes of a “housekeeping nature”;

(b)
Amending the Options under the Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed ten years from the date the Option is granted and that such Option is not held by an insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an insider), and method of determining the subscription price, assignability and effect of termination of an optionee’s employment or cessation of the optionee’s directorship;

(c)	Changing the class of optionees eligible to participate under the Option Plan;

(d)
accelerating vesting or extending the expiration date of any Option (provided that such option is not held by an insider), and where such option is held by an insider in such case, shareholder approval shall be obtained in connection with the extension;

(e)	changing the terms and conditions of any financial assistance which may be provided by the Corporation to optionees to facilitate the purchase of common shares under the Option Plan; and

(f)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying common shares from the Option Plan reserve.

1 The Option Plan was amended to provide discretion to the Board to extend the termination period following cessation of employment other than for cause in fiscal 2018.  The amended and restated Option Plan, including the aforementioned amendment, was approved by the Board on March 14, 2018 and by the shareholders of the Corporation at the Corporation’s annual and special meeting held on June 14, 2018.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the Option Plan; (ii) any increase in the maximum number of Common Shares issuable under the Option Plan; and (iii) any reduction in the exercise price or extension of the option period benefiting an insider, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX.

The Option Plan permits the Board of Directors to suspend or terminate the Option Plan, as well as to amend or revise the terms of the Option Plan, subject to any applicable regulatory approval, provided that no such amendment or revisions shall alter the terms of any Options theretofore granted under the Option Plan.

Outstanding Stock Options Available for Issuance

The following table summarizes, as of April 18, 2019, the number of stock options that have been exercised under the Stock Option Plan since its inception, the number of stock options outstanding as of April 18, 2019, and the number of stock options remaining available for grant as of April 18, 2019, all assuming the amendments to the Option Plan set out under the heading “Amendment to the Option Plan” are approved by shareholders at the Meeting.

Stock Options	Number	Percentage of Currently Outstanding Common Shares
Options exercised, expired or cancelled since inception	254,581	1%
Options outstanding	965,782	3%
Awards available for grant under the Compensation Plans	3,706,754	12%

The following table summarizes the burn rate (being the number of Options granted under the Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year) in respect of the Option Plan for the past three years:

Fiscal Year	Burn Rate
2018	2%
2017	5%
2016	3%

SU PLAN

The purpose of the SU Plan is to encourage selected eligible employees of the Corporation and its affiliates to acquire a proprietary interest in the growth and performance of the Corporation, generate an increased incentive to contribute to the Corporation’s future success and prosperity and align the interests of such eligible employees with the Corporation’s long-term strategy and with the interests of the Corporation’s shareholders.  The SU Plan is attached hereto as Schedule “C” and the following summary is qualified in its entirety by the SU Plan.

Terms of the SU Plan

Regular full-time or part-time employees of the Corporation or of an Affiliate of the Corporation are entitled to participate in the SU Plan.

Assuming the shareholders approve the proposed amendments to the Option Plan set out under the heading “Amendment to the Option Plan”, the maximum aggregate number of Common Shares that are reserved for issuance under the Compensation Plans will be equal to 15% of the issued and outstanding Common Shares, from time to time.  In addition, the Common Shares and other securities reserved for issuance to insiders of the Corporation under the Compensation Plans, and any other share compensation arrangements of the Corporation, shall not exceed 15% of the issued and outstanding securities of the Corporation and the number of Common Shares and other securities issued to insiders of the Corporation within any one year period under the Compensation Plans and any other share compensation arrangements of the Corporation, shall not exceed 15% of the issued and outstanding securities of the Corporation.  Finally, the number of Common Shares or other securities of the Corporation that may be issued under the Compensation Plans, and any other share compensation arrangements of the Corporation, to any single participant and his, her or its associates within any one year period may not exceed 5% of the issued and outstanding securities of the Corporation and the number of Common Shares or other securities of the Corporation that may be reserved for issuance under the Compensation Plans, and any other share compensation arrangements of the Corporation, to any single participant and his, her or its associates may not exceed 5% of the issued and outstanding securities of the Corporation.

All of the vested RSUs and PSUs covered by a particular award grant under the SU Plan will be settled on the first business day following the vesting date for a value per unit based on either the fair market value of a Common Share on the day prior to the vesting date or an average fair market value of a Common Share over a specified number of days prior to the vesting date.  Unless otherwise stated in a particular award agreement entered into pursuant to the SU Plan, RSUs and PSUs shall vest on the third anniversary of their grant date.  Subject to the terms of the SU Plan and of any applicable award agreement entered into pursuant to the SU Plan, payments or transfers to be made by the Corporation or an affiliate upon the settlement of an award may be made in such form or forms as the Compensation Committee shall determine, including, without limitation, cash, Common Shares purchased on the open market, Common Shares issued from treasury, other securities or other awards, or any combination thereof, and may be made in a single payment or transfer.

In the event that a participant in the SU Plan voluntarily resigns from the Corporation or has their employment terminated for cause, all RSUs or PSUs shall be cancelled effective at the commencement of the date the former participant’s employment ceases and no distributions shall be made to such former participant under the SU Plan.  In the event that a participant in the SU Plan has their employment with the Corporation terminated without cause, dies, retires or is disabled, the number of RSUs or PSUs granted to such participant that is proportionate to the portion of the vesting period of such RSUs or PSUs during which the participant was employed by the Corporation shall vest on their vesting date.  In the event that a participant under the SU Plan is terminated following a change of control of the Corporation, any RSUs or PSUs granted to such participant shall vest on the date of the change of control.

RSUs and PSUs granted under the SU Plan are not transferrable or assignable by the grantee, other than through the laws of descent and distribution, although participants may be permitted by the Compensation Committee to designate a beneficiary to exercise the rights of the participant if they were to die.  The Compensation Committee may amend, alter, suspend, discontinue or terminate the SU Plan in whole or in part without shareholder approval, provided however, that at any time while the Common Shares are listed for trading on the TSX, the Compensation Committee will not be entitled to amend the Share Unit Plan or any Share Unit granted under it (together with any related Share Unit agreement) without shareholder approval, and if applicable, TSX approval: (i) to increase the maximum number of Common Shares issuable pursuant to the SU Plan; (ii) to permit the assignment or transfer of a Share Unit other than as provided for in the SU Plan; (iii) to add to the categories of persons eligible to participate in the SU Plan; (iv) to remove or amend certain sections of the SU Plan, including the section that governs amendments to the SU Plan; or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX.

The Compensation Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any RSUs or PSUs granted, prospectively or retroactively, provided however that no such change shall be made without the consent of the affected participant if the rights of such participant with respect to the RSUs or PSUs would be impaired.

Awards Available for Issuance under the SU Plan

The following table summarizes, as of April 18, 2019, the number of awards outstanding under the Compensation Plans as of April 18, 2019, and the number of awards remaining available for grant under the Compensation Plans as of April 18, 2019, all assuming the amendments to the Option Plan set out under the heading “Amendment to the Option Plan” are approved by shareholders at the Meeting and the SU Plan and DSU Plan are adopted by shareholders at the Meeting.

Awards	Number	Percentage of Currently Outstanding Common Shares
Options outstanding	965,782	3%
Awards outstanding under the SU Plan	0	0
Awards outstanding under the DSU Plan	0	0
Awards available for grant under the Compensation Plans	3,706,754	12%

DSU Plan

The purpose of the DSU Plan is to provide directors of the Corporation with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with the interests of the Corporation’s shareholders.

Terms of the DSU Plan

Any director of the Corporation is eligible to participate in the DSU Plan. The DSU Plan is attached hereto as Schedule “D” and the following summary is qualified in its entirety by the DSU Plan.

Assuming the shareholders approve the proposed amendments to the Option Plan set out under the heading “Amendment to the Option Plan”, the maximum aggregate number of Common Shares that are reserved for issuance under the Compensation Plans will be equal to 15% of the issued and outstanding Common Shares, from time to time.  The maximum number of Common Shares issuable pursuant to outstanding DSUs at any time shall be limited to 5% of the issued and outstanding Common Shares.  In addition, the Common Shares and other securities reserved for issuance to insiders of the Corporation under the Compensation Plans, and any other share compensation arrangements of the Corporation, shall not exceed 15% of the issued and outstanding securities of the Corporation and the number of Common Shares and other securities issued to insiders of the Corporation within any one year period under the Compensation Plans and any other share compensation arrangements of the Corporation, shall not exceed 15% of the issued and outstanding securities of the Corporation.  The DSU Plan does not limit grants to an individual director either under the DSU Plan generally or during any one year period.  Upon the cancelation, expiry or settlement of DSUs, Common Shares reserved for issuance thereunder shall be available for subsequent grants of DSUs pursuant to the DSU Plan.

DSUs will be fully vested upon being granted and credited to a participant’s account.  Participants in the DSU Plan shall either (i) receive a payment in cash equal in value to the number of DSUs recorded in the Participant’s Account on the Distribution Date multiplied by the fair market value of a Common Share of the Corporation on the distribution date or (ii) receive that number of Common Shares of the Corporation that is equal to the number of DSUs in the participant’s account on the distribution date or (iii) a combination of cash and Common Shares (in accordance with the DSU Plan).  The distribution date in respect of a participant in the DSU Plan shall be the earliest date on which the participant is no longer a member of the Board and is not otherwise employed by the Corporation or any of its subsidiaries, or such later date that the participant in the DSU Plan may elect.  In the event that a participant dies while they are a member of the Board, the participant’s estate will receive either Common Shares or a cash payment or a combination thereof (as described in the DSU Plan) on or about 30 days following the date the Corporation is provided with notice of the death.

DSUs granted under the DSU Plan may not be assigned, transferred sold, pledged or charged by the participant under the Plan.  The Board may amend, suspend or discontinue the DSU Plan or amend any DSU or DSU agreement at any time without the consent of a participant, provided that such amendment shall not adversely alter or impair the rights of any participant in respect of any DSU previously granted to such participant under the DSU Plan, except as otherwise permitted under the DSU Plan. In addition, the Board may, by resolution, amend the DSU Plan and any DSU granted under it (together with any related DSU agreement) without shareholder approval, provided however, that at any time while the Common Shares are listed for trading on the TSX, the Board will not be entitled to amend the DSU Plan or any DSU granted under it (together with any related DSU agreement) without shareholder approval and, if applicable, TSX approval: (i) to increase the maximum number of Common Shares issuable pursuant to the DSU Plan; (ii) to permit the assignment or transfer of a DSU other than as provided for in the DSU Plan; (iii) to add to the categories of persons eligible to participate in the DSU Plan; (iv) to remove or amend certain sections of the DSU Plan, including the section that governs amendments to the DSU Plan; or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX.  If the Board terminates or suspends the DSU Plan, previously credited DSUs will remain outstanding and in effect in accordance with the terms of the DSU Plan.

Awards Available for Issuance under the DSU Plan

The following table summarizes, as of April 18, 2019, the number of awards outstanding under the Compensation Plans as of April 18, 2019, and the number of awards remaining available for grant under the Compensation Plans as of April 18, 2019, all assuming the amendments to the Option Plan set out under the heading “Amendment to the Option Plan” are approved by shareholders at the Meeting and the SU Plan and DSU Plan are adopted by shareholders at the Meeting.

Awards	Number	Percentage of Currently Outstanding Common Shares
Options outstanding	965,782	3%
Awards outstanding under the SU Plan	0	0
Awards outstanding under the DSU Plan	0	0
Awards available for grant under the Compensation Plans	3,706,754	12%

OTHER ITEMS OF BUSINESS

Management is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting.  However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, no director or executive officer of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Financial information for the Corporation is provided in the Corporation’s comparative annual financial statements and management’s discussion and analysis for the most recently completed financial year.  This information and additional information relating to the Corporation can be found on the SEDAR website at www.sedar.com and on the Corporation’s website at www.titanmedicalinc.com. Copies of the above and other disclosure documents of the Corporation may also be obtained from the Secretary of the Corporation upon request.

DIRECTORS’ APPROVAL

The contents and the distribution of this Circular have been approved by the Board of Directors.

DATED the 29th day of April, 2019.

(signed) David J. McNally

President and Chief Executive Officer
Titan Medical Inc.

SCHEDULE “A”

BOARD OF DIRECTORS MANDATE

Introduction

The board of directors (the “Board”) of Titan Medical Inc. (the “Company”) is elected by the shareholders of the Company and is responsible for the stewardship of the Company. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Chair of the Board of Directors

The Chair of the Board (the “Chair”) will be appointed by the Board, after considering the recommendation of the Company’s Corporate Governance and Nomination Committee, for such term as the Board may determine.

Independence

The Board will be comprised of a majority of independent directors, as established by applicable laws and rule 5605 of the NASDAQ Stock Market Rules and the rules of any stock exchanges upon which the Company’s securities are listed, including section 3.1 of National Policy 58-201 – Corporate Governance Guidelines.

Where the Chair is not independent, the independent directors may select one of their number to be appointed lead director of the Board for such term as the independent directors may determine. The Chair or lead director, if appointed, will chair regular meetings of the independent directors and assume other responsibilities that the independent directors as a whole have designated.

Role and Responsibilities of the Board

The role of the Board is to act honestly and in good faith and act in the best interest of the Company, and each member of the Board must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company.

The responsibilities of the Board include:

•	adopting a strategic planning process;

•	risk identification and ensuring that procedures are in place for the management of those risks;

•	the Company’s internal control and management information systems;

•	review and approve annual operating plans and budgets;

•	corporate social responsibility, ethics and integrity;

•	review the integrity of the Chief Executive Officer (CEO) and the other executive officers and ensure that the CEO and other executive officers create a culture of integrity;

•	succession planning, including the appointment, training and supervision of management;

•	delegations and general approval guidelines for management;

•	monitoring financial reporting and management;

•	monitoring internal control and management information systems;

•	corporate disclosure and communications including the adoption of a Corporate Disclosure Policy, which shall serve as the communication policy for the Company;

•	adopting measures for receiving feedback from stakeholders;

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adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity;

•	developing the Company’s approach to governance; and

•	such other items as required by law including the Business Corporations Act (Ontario).

Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of the Company’s affairs and in light of opportunities or risks which the Company faces. After each meeting of the Board, the directors will meet without management being present. In addition, separate meetings of the independent directors of the Board may be held at which members of management and the non-independent directors are not present.

The Board will delegate responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.

Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for the Company’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

The Board, in conjunction with management, will identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks.

Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the CEO or any person acting in such capacity, and the other senior officers of the Company, and will also approve the compensation of the CEO or any person acting in such capacity, and the other senior officers of the Company.

In furtherance of the succession plan, the Board shall monitor senior management and oversee their training.

Delegations and Approval Authorities

The Board will delegate to the CEO, or any person acting in such capacity, senior management authority over the day-to-day management of the business and affairs of the Company.

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Corporate Disclosure and Communications

The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which the Company’s securities are listed and the Corporate Disclosure Policy. In addition, the Board will adopt procedures that seek to ensure the security holders have a direct contact to a designated individual in order to provide them with corporate information.

Corporate Policies

The Board will adopt and monitor compliance of the policies and procedures, which are designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity. Principal policies consist of:

•	Insider Trading Policy; and

•	Whistleblower Policy.

Review of Mandate

The Corporate Governance and Nominating Committee will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration. The Board may, from time to time, amend this Mandate.

The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. The terms of this Mandate are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

Effective: March, 2018

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SCHEDULE “B”

OPTION PLAN

TITAN MEDICAL INC.
STOCK OPTION PLAN

(Amended and Restated effective as of May 29, 2019)

1.	The Plan and Definitions

A stock option plan (this “Plan”), pursuant to which options to purchase common shares in the capital of Titan Medical Inc. (the “Corporation”) may be granted to the directors, officers and employees of the Corporation and to Service Providers retained by the Corporation, is hereby established on the terms and conditions set forth herein.

The trading price of the Common Shares may vary from time to time and the advantage conferred by the granting of an Option may not be guaranteed. Accordingly, each person who has been granted an Option must decide, in accordance with his own estimate and financial situation, if it is appropriate to exercise any Option granted under this Plan. The decision to exercise or to not exercise an Option shall not affect in any way the status of the option holder within the Corporation or its subsidiaries.

The following capitalized terms used herein shall have the meanings ascribed thereto as follows:

(i)	“Black Out Period” means the period during which the Corporation has imposed trading restrictions on its insiders and certain other persons pursuant to its insider trading and disclosure policies;

(ii)	“Board” means the Board of Directors of the Corporation;

(iii)	“control” and “controlled” shall have the meanings ascribed thereto in the Securities Act (Ontario);

(iv)	“Common Shares” means the common shares in the capital of the Corporation;

(v)	“Compensation Plans” means this Plan, the DSU Plan and the SU Plan;

(vi)	“Disability” means any disability with respect to a Participant which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Participant from:

(a)
being employed or engaged by the Corporation, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Corporation or its subsidiaries; or

(b)	acting as a director or officer of the Corporation or its subsidiaries;

(vii)	“DSU Plan” means the Deferred Share Unit Plan of the Corporation effective as of May 29, 2019;

(viii)	“Eligible Assignee” means, in respect of a Participant, that person’s spouse, minor children or minor grandchildren, Eligible Retirement Plan, Eligible Corporation or Eligible Family Trust;

(ix)	“Eligible Corporation” means, in respect of a Participant, a corporation controlled by that person and all the shares of which are held by that person and/or Eligible Assignees of that person;

(x)	“Eligible Family Trust” means, in respect of a Participant, a trust of which the Eligible Person is a trustee and of which all beneficiaries are that person and/or Eligible Assignees;

(xi)
“Eligible Retirement Plan” means, in respect of a Participant in Canada, a registered retirement savings plan or registered retirement income fund established by that person or under which the beneficiary or annuitant is that person, and in respect of a Participant in the United States, a 401(k) plan or individual retirement account established by that person or under which the beneficiary or annuitant is that person;

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(xii)	“Exchange” means the Toronto Stock Exchange and/or such other stock exchange upon which the Common Shares may become listed;

(xiii)
“Insider” means a “reporting insider” (as such term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions) and “associates” and “affiliates” thereof (as such terms are defined in the rules of the Exchange or where they are not so defined, as such terms are defined in the Securities Act (Ontario));

(xiv)	“Insider Participation Limit” means the number of Common Shares:

(a)	issued to Insiders, within any one year period, and

(b)	issuable to Insiders, at any time,

under this Plan, and when combined with the SU Plan, DSU Plan and all of the Corporation’s other security based compensation arrangements (if any), do not exceed 15% of the Corporation’s total issued and outstanding common shares.

(xv)	“Option Period” shall mean the period during which an Option may be exercised;

(xvi)	“Options” shall mean options to purchase Common Shares granted under this Plan;

(xvii)	“Participant” shall have the meaning ascribed to in Section 6(a);

(xviii)
“Service Providers” shall mean persons or companies engaged by the Corporation to provide services on a continuous basis for an initial, renewable or extended period of twelve months or more and, in the United States, shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act;

(xix)	“SU Plan” mans the Share Unit Plan of the Corporation effective as of May 29, 2019;

(xx)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(xxi)	“VWAP” means the volume weighted average trading price of the Common Shares on the Exchange, calculated by dividing the total value by the total volume of Common Shares traded for the relevant period.

2.	Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers and employees of the Corporation and Service Providers retained by the Corporation to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally; (iii) encouraging such persons to remain associated with the Corporation and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3.	Administration

(a)	This Plan shall be administered by the Board.

(b)
Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options granted from time to time) as it shall determine.  In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and (iii) make all other determinations necessary or advisable for the administration of this Plan.  All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries and permitted assignees hereunder.

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(c)	The Board’s authority to make amendments to this Plan without shareholder approval shall be in accordance with paragraph 18 below.

(d)
Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the Chief Executive Officer or any other officer of the Corporation.  Whenever used herein, the term “Board” shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated responsibility and/or authority relating to the Plan or the administration and operation of this Plan pursuant to this Section 3.

(e)
Options shall be evidenced by (i) an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve, or (ii) a written notice or other instrument, signed by the Corporation, setting forth the material attributes of the Options.

(f)
The Board shall not grant Options to residents of the United States unless such Options are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

4.	Shares Subject to Plan

(a)
Subject to Section 15 below, the securities that may be acquired by Participants upon the exercise of Options shall be deemed to be fully authorized and issued Common Shares.  Whenever used herein, the term “Common Shares” shall be deemed to include any other securities that may be acquired by a Participant upon the exercise of an Option the terms of which have been modified in accordance with Section 15 below.

(b)
The aggregate number of Common Shares reserved for issuance under this Plan and all of the other Compensation Plans of the Corporation, shall not, at the time of the stock option grant, exceed fifteen percent (15%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) unless the Corporation receives the permission of the stock exchange or exchanges on which the Shares are then listed to exceed such limit.

(c)
If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any un-purchased Common Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Common Shares it is authorized to issue shall be sufficient to satisfy the Corporation’s obligations under all outstanding Options granted pursuant to this Plan.

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6.	Eligibility and Participation

(a)	The Board may, in its discretion, select any of the following persons to participate in this Plan and to receive Options under this Plan:

(i)	directors of the Corporation;

(ii)	officers of the Corporation;

(iii)	employees of the Corporation; and

(iv)	Service Providers;

(any such person having been selected for participation in this Plan by the Board is herein referred to as a “Participant”).

(b)
The Board may from time to time, in its discretion, grant an Option to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

7.	Exercise Price

The Board shall, at the time an Option is granted under this Plan, fix the exercise price at which Common Shares may be acquired upon the exercise of such Option provided that such exercise price may not be lower than the VWAP of the Common Shares on the Exchange over the period of five days immediately preceding the date of the grant. In addition, the exercise price of an Option must be paid in cash.  Disinterested shareholder approval shall be obtained by the Corporation prior to any reduction to the exercise price if the affected Participant is an Insider.

8.	Number of Optioned Shares

The number of Common Shares that may be acquired under an Option granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) in any 12-month period.

This Plan limits the number of Options which may be granted to Insiders to the Insider Participation Limit except in circumstances where the Corporation has obtained disinterested shareholder approval for grants of Options to Participants who are Insiders where any such grant or grants would result in the Insider Participation Limit being exceeded.

9.	Term

The Option Period shall be determined by the Board at the time that the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole and unfettered discretion at the time that such Option is granted and Sections 11, 12 and 16 below, provided that:

(a)
no Option shall be exercisable for a period exceeding ten (10) years from the date that the Option is granted unless the Corporation receives the required approval of the stock exchange or exchanges on which the Common Shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the Shares are then listed;

(b)
no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Common Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation;

(c)	the Board may, subject to the receipt of any necessary regulatory approvals, in its sole discretion, accelerate the time at which any Option may be exercised, in whole or in part; and

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(d)
notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during a Black Out Period or during the period of ten business days immediately following the last day of a Black Out Period, the expiration date of such Option shall be the tenth business day following the expiration of the Black Out Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such Option is granted to the Participant.

10.	Method of Exercise of Option

(a)
Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee or Service Provider of the Corporation or an Eligible Assignee.

(b)	Options that are otherwise exercisable in accordance with the terms thereof may be exercised in whole or in part from time to time.

(c)	Any Participant (or his legal, personal representative) or Eligible Assignee wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Toronto, Ontario:

(i)
a written notice expressing the intention of such Participant (or his legal, personal representative) or Eligible Assignee to exercise the Option and specifying the number of Common Shares in respect of which the Option is exercised; and

(ii)	a cash payment, certified cheque or bank draft, representing the full purchase price of the Common Shares in respect of which the Option is exercised.

(d)
Upon the exercise of an Option as aforesaid, the Corporation shall use reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Common Shares to deliver, to the relevant Participant (or his legal, personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Common Shares in respect of which the Option has been duly exercised.

(e)
No Option holder who is resident in the United States may exercise Options unless the Common Shares to be issued upon exercise are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

(f)
The Corporation shall be entitled to take all steps necessary to ensure that sufficient funds are provided to the Corporation by the Participant or Eligible Assignee to enable the Corporation to satisfy all withholding tax and other source deduction requirements in respect of the exercise of an Option by the Participant or Eligible Assignee that are imposed by any applicable law, including:

(i)	deducting and withholding any amount from any payments made to the Participant or Eligible Assignee, whether hereunder or otherwise;

(ii)	requiring from the Participant or Eligible Assignee a cash payment, certified cheque or bank draft in the amount specified by the Corporation; and

(iii)
requiring that the Participant or Eligible Assignee enter into a same-day sale in respect of some or all of the Common Shares received on the exercise of an Option, with a portion of the sale proceeds being remitted directly to the Corporation.

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11.	Ceasing to be a Director, Officer, Employee or Service Provider

Unless the Board otherwise determines:

(a)
if a Participant is dismissed for cause as a director, officer or employee of, or Service Provider to, the Corporation or one of its subsidiaries, all unexercised Option rights of that Participant or such Participant’s Eligible Assignee (where the Participant has assigned the Option to such Eligible Assignee) under this Plan shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such Participant under this Plan; and

(b)
if any Participant shall cease to hold the position or positions of director, officer, employee or Service Provider of the Corporation (as the case may be) as a result of (i) retirement at the normal retirement age prescribed by the Corporation, if any; (ii) resignation; or (iii) termination other than for cause; such Participant or such Participant’s Eligible Assignee (where the Participant has assigned the Option to such Eligible Assignee) shall have the right for a period to be determined by the Board not exceeding 90 days, or such longer period determined by the Board at its discretion in respect of a specific Option on a date after such Option is granted notwithstanding an earlier determination by the Board, from the date of the Participant ceasing to be a director, officer, employee or Service Provider to exercise his Options under this Plan with respect to all Common Shares issuable thereunder to the extent that the Options were exercisable on the date of such Participant ceasing to hold any such position with the Corporation, or until the normal expiry date of the Option, whichever is earlier. Upon the expiration of such period, all unexercised Option rights of that Participant and any Eligible Assignee thereof under this Plan shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such Participant under this Plan.

For greater certainty, the termination of any Options held by the Participant or his Eligible Assignee, and the period during which the Participant or his Eligible Assignee may exercise any Options, shall be without regard to any notice period arising from the Participant’s ceasing to hold the position or positions of director, officer, employee or Service Provider of the Corporation (as the case may be).

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee or Service Provider of the Corporation, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or Service Provider of the Corporation, as the case may be.

12.	Death or Disability of a Participant

In the event of the death of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death of such Participant, whichever is earlier, and then only:

(a)	by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or applicable law; and

(b)	to the extent that he was entitled to exercise the Option as at the date of his death.

Notwithstanding Section 11, in the event of the Disability of a Participant, any Option previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the determination by the Board of the Disability, whichever is earlier.

13.	Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of such Option until such Common Shares have been paid for in full and issued to such person.

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14.	Proceeds from Exercise of Options

The proceeds from any issuance of Common Shares upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15.	Adjustments

(a)
The number of Common Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Common Shares of the Corporation, and in any such event a corresponding adjustment shall be made to the number of Common Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Common Share that may be acquired upon the exercise of the Option.  In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent any dilution or enlargement of the same.

(b)
Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Common Shares shall be issued upon the exercise of an Option following the making of any such adjustment.

16.	Change of Control

Notwithstanding any vesting restrictions otherwise applicable to the relevant Options, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, each Participant or his Eligible Assignee shall be entitled to exercise, in whole or in part, the Options granted to such Participant hereunder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs.

For the purpose of this Plan, “change of control of the Corporation” means and shall be deemed to have occurred upon:

(a)
the acceptance by the holders of Common Shares of the Corporation, representing in the aggregate, more than 50 percent (50%) of all issued Common Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Common Shares of the Corporation; or

(b)
the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of beneficial ownership of such number of Common Shares or rights to Common Shares of the Corporation, which together with such person’s then owned Common Shares and rights to Common Shares, if any, represent (assuming the full exercise of such rights to voting securities) more than fifty percent (50%) of the combined voting rights of the Corporation’s then outstanding Common Shares; or

(c)	the entering into of any agreement by the Corporation to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another corporation; or

(d)
the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement); or

(e)
individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for or an item of business relating to the election of directors, not constituting a majority of the Board following such election.

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17.	Transferability

(a)
Subject to sub-section 17(b), all Options and all benefits, interests and rights accruing to any Participant (or such Participant’s Eligible Assignee) in accordance with the terms and conditions of this Plan may only be exercised by the Participant (or such Participant’s Eligible Assignee) during the lifetime of a Participant and shall be non-transferrable and non-assignable and may not be made subject to execution, attachment or similar process, save and except with the prior written permission of the Board, or in the event of the death of a Participant, by the person or persons to whom the Participant’s rights under the Option pass by the Participant’s will or applicable laws of descent and distribution.

(b)
Notwithstanding section 17(a) but subject to obtaining any necessary approvals in advance from the Corporation and from each Exchange on which the Common Shares are listed and which reserves the right to approve such assignments, a Participant may assign Options granted to him under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such Options to the original Participant or to other Eligible Assignees of the original Participant.  Notwithstanding any such assignment, (i) all Options granted under the Plan shall be deemed to be the Option of the original Participant for the purposes of applying the rules and policies of the Exchange on which the Common Shares are listed and (ii) the Corporation shall continue to treat the original Participant as the holder of the assigned Options unless and until such time as the Corporation is provided with notice in writing from the original Participant or its legal representative and the Eligible Assignee, together with such other documentation as the Corporation may require, confirming that the assignee is an Eligible Assignee.

18.	Amendment and Termination of Plan

The Board may also, at any time, amend or revise the terms of this Plan, subject to the receipt of all necessary shareholder, Exchange and regulatory approvals, and any such amendment or revision shall apply to any Options theretofore granted under this Plan.

The Board has the discretion to make amendments to this Plan which it may deem necessary, without having to obtain shareholder approval including, without limitation:

(a)	minor changes of a “housekeeping nature”;

(b)
amending Options under this Plan, including with respect to the Option Period (provided that the period during which an Option is exercisable does not exceed 10 years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider) and method of determining the subscription price, assignability and effect of termination of a Participant’s employment or cessation of the Participant’s directorship;

(c)	changing the class of Participants eligible to participate under this Plan;

(d)	accelerating the vesting of any Option;

(e)
extending the expiration date of any Option provided that the period during which an option is exercisable does not exceed 10 years from the date the Option is granted and provided that such Option is not held by an Insider, and where such Option is held by an Insider in such case, shareholder approval shall be obtained in connection with the extension;

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(f)	changing the terms and conditions of any financial assistance which may be provided by the Corporation to Participants to facilitate the purchase of Common Shares under this Plan; and

(g)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from this Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of this Plan; (ii) any increase in the maximum number of Common Shares issuable under this Plan; (iii) any reduction in the exercise price or extension of the Option Period benefiting an insider of the Corporation; and (iv) any amendment to remove or exceed the Insider Participation Limit, in addition to such other matters that may require shareholder approval under the rules and policies of the Exchange.

19.	Necessary Approvals

The obligation of the Corporation to issue and deliver Common Shares in accordance with this Plan and Options granted hereunder is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If Common Shares cannot be issued to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Common Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant (or his Eligible Assignee) as soon as practicable.

20.	Stock Exchange Rules

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the Exchange.

21.	Market Fluctuations

No amount will be paid to, or in respect of, a Participant (or any Eligible Assignee) under the Plan to compensate for a downward fluctuation in the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant (or any Eligible Assignee)  for such purpose.

The Corporation makes no representations or warranties to Participants (or any Eligible Assignee) with respect to the Plan or the Options whatsoever. Participants (and any Eligible Assignees) are expressly advised that the value of any Options in the Plan will fluctuate as the trading price of Common Shares fluctuates.

In seeking the benefits of participation in the Plan, a Participant (and each Eligible Assignee) agrees to exclusively accept all risks associated with a decline in the market price of Common Shares whether before or after the exercise of Options and all other risks associated with participation in the Plan.

22.	Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Common Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

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23.	Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Toronto, Ontario (Attention: Chief Financial Officer); or if to a Participant (or to an Eligible Assignee), to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

24.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

25.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Ontario.

This Plan is subject to the approval of the stock exchange or exchanges on which the Common Shares are listed and, if applicable, of the shareholders of the Corporation.

26.	Effective Date of Plan

This amended and restated Plan was adopted by the Board on September 22, 2014, it became effective on the date of its initial approval by shareholders of the Corporation on June 9, 2015, it was further amended and restated effective with further approval by the Board on March 14, 2018, and it was further amended and restated effective with shareholder approval on May 29, 2019.

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SCHEDULE “C”

SU PLAN

TITAN MEDICAL INC.

SHARE UNIT PLAN
FOR OFFICERS AND KEY EMPLOYEES

ARTICLE 1
RECITALS

1.1	Purpose. Titan Medical Inc. (together with any successor thereto, the “Corporation”) wishes to establish this Titan Medical Inc. Share Unit Plan (the “Plan”) in order to:

(a)	encourage selected Eligible Employees of the Corporation and its Affiliates to:

(i)	acquire a proprietary interest in the growth and performance of the Corporation,

(ii)	generate an increased incentive to contribute to the Corporation’s future success and prosperity, and

(iii)	align the interests of such Eligible Employees with the Corporation’s long-term strategy and with the interests of the Corporation’s shareholders, and

(b)
enhance the ability of the Corporation and its Affiliates to attract and retain exceptionally qualified individuals upon whom, in large measure, the sustained progress, growth and profitability of the Corporation depend.

ARTICLE 2
DEFINITIONS

2.1	Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

(a)
“Affiliate” means: (i) any entity that, directly or through one or more intermediaries, is controlled by the Corporation and (ii) any entity in which the Corporation has a significant equity interest, as determined by the Board.

(b)
“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any law, rule, statute, regulation, order, judgment, decree, treaty or other requirement having the force of law (collectively, the “Law”) relating or applicable to such Person, property, transaction, event or other matter.  Applicable Law also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Governmental Body having jurisdiction, or charged with its administration or interpretation.

(c)	“Award” means any award of Restricted Share Units or Performance Share Units granted under the Plan.

(d)
“Award Agreement” means any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Corporation as evidencing any Award granted under the Plan.

(e)	“Board” means the board of directors of the Corporation as constituted from time to time.

(f)	“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in Toronto, Ontario are not authorized or obligated by law to close.

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(g)
“Cause”, with respect to a Participant shall, if such Participant has entered into a written employment agreement with the Corporation or an Affiliate that is in force and contains a definition of “Cause”, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “Cause” is not defined therein, then Cause will have the following meaning, provided that the existence of Cause shall be determined in good faith by the Board or a designee of the Board:

(i)
misconduct which constitutes a material breach of any of the Participant’s obligations to the Corporation, or an Affiliate, including any material obligations set forth in any written agreement governing the terms of the Participant’s employment and such breach, if curable, has not been cured within fifteen (15) days after written notice by the Corporation, or the affected Affiliate, to the Participant;

(ii)	fraud, embezzlement, theft or other material dishonesty by the Participant with respect to the Corporation, or an Affiliate;

(iii)
breach of his or her fiduciary duties to the Corporation, or an Affiliate, or misconduct which has, or could reasonably be expected to have, a material adverse effect upon the business, interests or reputation of the Corporation, or an Affiliate, and such breach or conduct, if curable, has not been cured within fifteen (15) days after written notice by the Corporation, or the affected Affiliate, to the Participant;

(iv)	indictment or entering of a guilty plea for any indictable offence or felony or an analogous offence under the laws of another jurisdiction;

(v)
refusal or failure to attempt in good faith to follow or carry out the reasonable instructions of the Board which failure, if curable, does not cease within fifteen (15) days after written notice of such failure is given to the Participant by the Board; or

(vi)	any other act or omission of the Participant that would at law permit an employer to, without notice or payment in lieu of notice, terminate the employment of such Participant.

Notwithstanding the foregoing, to the extent that an alternative definition of Cause is provided in the Participant’s Award Agreement, “Cause” shall have the meaning assigned thereto; provided that any alternative definition of Cause in the Award Agreement shall govern and supersede any alternative definition of Cause in any applicable employment agreement to the extent of any inconsistencies between such definitions.

(h)	“Change of Control” means any occurrence of the following events:

(i)
the completion of a merger, amalgamation, consolidation, reorganization, arrangement or other business combination of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization, arrangement or other business combination of the Corporation with any subsidiary);

(ii)	the acquisition of all or substantially all of the outstanding common shares of the Corporation pursuant to a take-over bid;

(iii)	the sale of all or substantially all of the assets of the Corporation; or

(iv)	any other acquisition of the business of the Corporation as determined by the Board.

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(i)	“Change of Control Termination” means, provided in each case such event occurs within eighteen (18) months following a Change of Control without the Participant’s consent:

(i)	any termination by the Corporation of the employment of a Participant, as a result of a Change of Control;

(ii)
any requirement by the Corporation or by any applicable Affiliate that the Participant’s principal office be relocated more than 100 kilometers (or 60 miles as applicable) away from where it was prior to a Change of Control;

(iii)
any change in the Participant’s title, reporting relationship, responsibilities or authority as in effect immediately prior to any Change of Control which adversely affects to a material degree the Participant’s role in the management of the Corporation or of any Affiliate, as applicable;

(iv)
any material reduction in value of the Participant’s compensation including, but not limited to, salary and any pension plan, stock option plan, investment plan, profit sharing plan, savings plan, bonus plan or life insurance, medical plans or disability plans or other employee benefit plan provided by the Corporation (or by any Affiliate if applicable) to and in which the Participant is participating or under which the Participant is covered, all as in effect immediately prior to any Change of Control; or

(v)
the assignment to the Participant, following a Change of Control of any significant, ongoing duties which are inconsistent with the Participant’s skills, position (including status, offices, titles and reporting requirements), authority, duties or responsibilities prior to the Change of Control, or any other action by the Corporation or by any applicable Affiliate which results in substantial diminution in such position.

(j)
“Committee” means the Human Resources or Compensation Committee of the Board or any other committee comprising either the Board or such members or committee(s) of the Board as may be designated by the Board.

(k)	“Disability” in relation to a Participant means qualification for long-term disability benefits under the long-term disability plan of the Corporation or of an Affiliate.

(l)
“Eligible Employees” means a regular full-time or part-time employee of the Corporation or of an Affiliate of the Corporation and may at the discretion of the Committee include an employee or officer who is on leave of absence from the Corporation, but does not include a probationary employee, a temporary full-time or part-time employee, or a director of the Corporation unless that director is also a regular full-time or part-time employee of the Corporation.

(m)
“Fair Market Value” on a particular date shall mean the closing price of the Shares on that date as reported on the TSX for Canadian Eligible Employees, or Nasdaq for American Eligible Employees, or if the TSX or Nasdaq, as applicable, is not open on such date, the immediately preceding date on which the applicable stock exchange is open.  If the Shares are not listed and posted for trading on the applicable stock exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith.

(n)	“Forfeiture Date” means the date, as determined by the Committee in its discretion, on which a Participant:

(i)	resigns from employment with the Corporation or with an Affiliate as contemplated in Section 6.1;

(ii)	is terminated for Cause as contemplated in Section 6.2; or

(iii)
is terminated by the Corporation or by a Subsidiary without Cause as contemplated in Section 6.3 (not taking into account any period of notice or pay in lieu of notice which follows the Participant’s last day of actual and active employment).

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(o)
“Governmental Body” means any government, parliament, legislature, regulatory authority, agency, commission, board or court or other law-making entity, rule-making entity, or regulation-making entity having or purporting to have jurisdiction on behalf of any nation or state or province or other subdivision thereof including any municipality or district or county.

(p)	“Grant Date” means the date on which an Award is granted pursuant to the Plan.

(q)
“Insider” means (i) an insider of the Corporation, as defined in the Securities Act (Ontario) other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and (ii) an associate of any person who is an insider by virtue of (i) above;

(r)	“Market Shares” mean Shares purchased in the open market on the TSX, Nasdaq, or on any other securities exchange where Shares are traded.

(s)	“Nasdaq” means the NASDAQ Stock Market LLC or any successor thereto.

(t)	“Participant” means an Eligible Employee designated to be granted an Award under the Plan.

(u)
“Payment Value” means the value of an Award on the Vesting Date, which shall be calculated using a formula determined by the Committee at the time of grant based on either (i) the Fair Market Value of one Share as of the day immediately preceding the Vesting Date multiplied by the number of Share Units held by the Participants on the Vesting Date, or (ii) an average of the Fair Market Value of one Share over a specified number of days prior to the Vesting Date multiplied by the number of Share Units held by the Participant on the Vesting Date.

(v)
“Performance Criteria” means any quantitative and/or qualitative measures, as determined by the Committee, which may be used to measure the level of performance of the Corporation, any applicable Affiliate or any individual Participant during a Vesting Period, and may include arrangements under which the grant, issuance, retention, vesting and/or transferability of any applicable Award is subject to such criteria and such additional conditions or terms as may be designated by the Committee.

(w)	“Performance Multiplier” has the meaning described in Section 5.2(b).

(x)	“Performance Share Unit” or “PSU” means any right granted under this Plan which is subject to inter alia, a Vesting Period and Performance Criteria.

(y)
“Person” means any individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), corporation, estate, firm, partnership, limited partnership, sole proprietorship, syndicate, joint venture, trustee, trust, association, joint stock company, business trust, limited liability company, government or any department or agency thereof, unincorporated organization or association, and pronouns have a similar extended meaning.

(z)	“Restricted Share Unit” or “RSU” means any right granted under this Plan which is subject to, inter alia, a Vesting Period.

(aa)
“Retirement” means the retirement of a Participant from the employ of the Corporation or any Affiliate whereupon the Participant does not take up full-time employment with any other employer so long as the Participant is the holder of any outstanding Award, provided that in all cases, Retirement of a Participant will not be deemed to have occurred unless the Participant is at least 65 years of age at the time of Retirement.

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(bb)
“Share Compensation Arrangement” means any stock option performance share unit, restricted share unit, stock option plan, share unit plan, long-term or short-term incentive plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a purchase of Shares from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(cc)
“Shares” mean the common shares of the Corporation and such other securities as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made pursuant to the provisions of Article 4 of the Plan.

(dd)	“Share Units” mean, collectively, Performance Share Units and Restricted Share Units.

(ee)	“Strike Price” means no less than the closing price of the Shares on the last Trading Day prior to the Grant Date.

(ff)	“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

(gg)	“Trading Day” means any day on which the TSX or Nasdaq is open for business.

(hh)	“TSX” means the Toronto Stock Exchange or any successor thereto.

(ii)	“Vesting Date” means the last Trading Day of the Vesting Period determined in accordance with Sections 5.2(a) and 5.2(b).

(jj)
“Vesting Period” means any period as determined by the Committee, during which period the Participant who is the beneficiary of an Award must remain continuously employed by the Corporation or by any Affiliate, unless otherwise provided for in this Plan.  A Participant will be considered employed by the Corporation or an Affiliate only up until the Participant’s last day of actual and active employment with the Corporation or Affiliate, not including any notice period.  For greater certainty, no period of notice of termination or pay in lieu thereof that is given (or that ought to have been given) in respect of any termination of employment will be considered as extending a Participant’s period of employment for the purpose of determining his or her entitlements under this Plan. In case of doubt as to an individual’s status as an Eligible Employee during the Vesting Period, the determination of the Committee shall be final.

2.2	Extended Meanings. In this Plan, words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders and vice versa.

2.3
Calculation of Time Periods.  In this Agreement, except as otherwise expressly provided, when calculating the period of time within which or following which any act is to be done or step taken, such period will exclude the first day referenced in the period and include the last day referenced in the period and if the last day of the period is not a Trading Day, the period in question will end on the next Trading Day.

2.4
Headings.  The division of this Plan into articles, sections, and subsections, and the use of headings, is for convenience of reference only and will not modify or affect the interpretation or construction of this Agreement.

2.5	Use of the word Including. The word “includes” or “including” shall mean “includes without limitation” or “including without limitation”, respectively.

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ARTICLE 3
ADMINISTRATION

3.1
Committee to Interpret Plan. Except as otherwise provided herein, the Plan shall be administered by the Committee, which shall have the power to interpret the Plan and to adopt such rules and guidelines for implementing the terms of the Plan as it may deem appropriate. The Committee shall have the ability to modify the Plan provisions, to the extent necessary, or delegate such authority, to accommodate any changes in Applicable Law in jurisdictions in which Participants will receive Awards.

3.2	Power of the Committee. Subject to the terms of the Plan and Applicable Law, the Committee shall have full power and authority to:

(a)	designate Participants;

(b)	determine the type or types of Awards to be granted to each Participant under the Plan;

(c)	any payments, rights, or other matters are to be calculated in connection with Awards);

(d)	determine the terms and conditions of any Award;

(e)
determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Market Shares, other securities or other Awards, or cancelled, forfeited, or suspended, and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended;

(f)	determine any acceleration of exercisability or vesting, or waiver of termination or forfeiture regarding any Share Unit, based on such factors as the Committee may determine;

(g)
determine whether, to what extent, and under what circumstances cash, Market Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee;

(h)	interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan;

(i)	establish, amend, suspend, or waive such rules and guidelines;

(j)	appoint such agents as it shall deem appropriate for the proper administration of the Plan;

(k)	make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and

(l)	correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

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3.3	Procedure. The following shall be the process for the granting of Awards:

(a)	the Board shall have the sole power, prerogative and authority to grant Share Units to Participants;

(b)
the Committee shall be responsible for recommending any grant of Share Units, and shall do so by making a written proposal to the Board at a regularly scheduled Board meeting, setting out the following:

(i)	the name of the Participants,

(ii)	with respect to each grant of Share Units,

(A)	the number allocated,

(B)	the proposed Grant Date,

(C)	the Performance Criteria and Performance Multiplier (only with respect to grants of Performance Share Units),

(D)	the Vesting Period and the Vesting Date,

(E)	the formula for calculating the Payment Value, and

(F)	any other applicable restrictions, which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise, as the Committee may deem appropriate;

(c)
if there is no undisclosed material information regarding the Corporation at the meeting at which the grants are approved, the date of such meeting shall be considered the Grant Date; if there is undisclosed material information at such meeting, the Grant Date shall be the second Trading Day after the disclosure by the Corporation of such information;

(d)
upon approval of a grant of Awards by the Board and within one (1) Trading Day after the Grant Date, the Chair of the Committee or his delegate, shall calculate the Strike Price applicable for the relevant Grant Date, and shall then report all approved grants to the Corporation’s accounting and human resource departments; and

(e)
the administrative processing of the grants shall be completed in not more than four (4) Trading Days from the date of the report referred to in subclause 3.3(d) above, including the issuance to Participants of a notice indicating at least all of the information referred to in sub-clause 3.3(b)(ii) above.

3.4
Administration of the Plan. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including the Corporation, any Affiliate, any Participant, any holder or beneficiary of any Award, any shareholder, and any employee of the Corporation or of any Affiliate.

3.5	Number of Shares to be issued under the Plan.

Under the Plan and all of the other Share Compensation Plans:

(a)	the maximum number of Shares issuable pursuant to outstanding Share Units and all other Share Compensation Arrangements, shall not exceed 15% of the Shares outstanding from time to time;

(b)
the number of Shares of the Corporation that may be issued to any single Participant and his, her or its associates within any one-year period may not exceed 5% of the issued and outstanding securities of the Corporation;

(c)	the number of Shares of the Corporation that may be issuable to any single Participant and his, her or its associates may not exceed 5% of the issued and outstanding securities of the Corporation;

(d)	the number of Shares of the Corporation issuable to Insiders, at any time, under all Share Compensation Arrangements, cannot exceed 15% of the issued and outstanding securities of the Corporation; and

(e)
the number of Shares of the Corporation issued to Insiders, within any one year period, under all Share Compensation Arrangements, cannot exceed 15% of the issued and outstanding securities of the Corporation.

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ARTICLE 4
ADJUSTMENT OF AWARDS

4.1
Adjustments for Awards. In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Shares, or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation, or other similar corporate transaction or event or otherwise affects the Shares, then the Committee shall adjust the following in a manner that is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan:

(a)	the number and type of Share Units subject to outstanding Awards;

(b)	the grant, purchase, or exercise price with respect to any Award, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

(c)	other value determinations applicable to outstanding Awards;

provided, however, that the number of Performance Share Units or Restricted Share Units, as applicable, subject to any Award shall always be a whole number.

4.2
Adjustments of Awards Upon Certain Acquisitions. In the event the Corporation or any Affiliate shall assume outstanding employee compensation awards or the right or obligation to make such future compensation awards in connection with the acquisition of another business or another corporation or business entity, the Committee may make such adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it shall deem appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed obligations and the Awards granted under the Plan as so adjusted.

4.3
Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Corporation, any Affiliate, or the financial statements of the Corporation or any Affiliate, or of changes in Applicable Law, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Plan.

4.4
Treatment of Dividends.  Notwithstanding any provision of Section 4.1 above, dividends declared by the Corporation, if any, shall be treated as if they had been invested in purchasing additional Restricted Share Units or Performance Share Units, as applicable, which shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Shares used in calculating the Award of Share Units recorded in the Participant’s account on the record date for the payment of such dividend, by (b) the Fair Market Value for the trading date immediately following the relevant dividend record date, with fractions computed to three decimal places.

ARTICLE 5
AWARDS

5.1
Evidence of Share Units. Any Share Units granted under the Plan will be evidenced by an Award Agreement between the Corporation and the Participant, which agreement will contain terms and conditions consistent with the Plan and as approved by the Board.

5.2	Vesting and Performance Metric.

(a)
For RSUs, unless otherwise determined by the Committee and stated in the Award Agreement, the Vesting Date shall be on the third (3rd) anniversary of the Grant Date.  Vesting for RSUs is based solely on a Participant’s continued employment with the Corporation or Affiliate throughout the Vesting Period.

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(b)
For PSUs, unless otherwise determined by the Committee and stated in the Award Agreement, the Vesting Date shall be on the third (3rd) anniversary of the Grant Date.  Each Award Agreement will describe the Performance Criteria that must be achieved for such PSUs to vest as of the end of the Vesting Period, provided the Participant is continuously employed by or in service with the Corporation or any of its Affiliates from the Grant Date until such Vesting Date.  The Award Agreement may provide that the number of Shares that each PSU entitles the Participant to, being one Share, will be multiplied by a factor (the “Performance Multiplier”) such that each PSU will entitle the Participant to more than or less than one Share.  The number of PSUs that will vest as of the end of the Vesting Period will be:

(i)	the number of PSUs allocated, subject to meeting the Performance Criteria, or

(ii)	if a Performance Multiplier is used, the number of PSUs allocated, subject to meeting the Performance Criteria, multiplied by the Performance Multiplier.

5.3
Awards may be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award or any compensation award granted under any other plan of the Corporation or of any Affiliate. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with compensation awards granted under any other plan of the Corporation or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Awards or obligations.

5.4
Payment under Awards. Except as provided in the Award Agreement or any other provision of this Plan, all of the vested Share Units covered by a particular grant and any related Share Units credited pursuant to Section 4.4 will be settled on the first Business Day following the Vesting Date for the Payment Value, but in no event later than December 31 of the third calendar year following the year in which the Grant Date in respect of the Share Units occurred.  Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Corporation or an Affiliate upon the settlement of an Award may be made in such form or forms as the Committee shall determine, including, without limitation, cash, Market Shares, Shares issued from treasury other securities or other Awards, or any combination thereof, and may be made in a single payment or transfer.

5.5
Limits on Transfer of Awards. Except as provided by the Committee, no Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution; provided, however, that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Participant with respect to any Award upon the death of the Participant. Each Award, and each right under any Award, shall be exercisable, during the Participant’s lifetime, only by the Participant or, if permissible under Applicable Law, by the Participant’s guardian or legal representative. No Award, and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Corporation or any Affiliate.

5.6
Conditions and Restrictions Upon the Share Units Subject to Awards. The Committee may provide that any Share Units which are subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Notwithstanding the provisions of this Section 5.6 or any other provisions of the Plan, any and all Performance Share Units or Restricted Share Units, as applicable, subject to or issued under an Award must be settled and paid by December 31 of the third calendar year of the year following the year in which the services giving rise to the award were rendered.  In addition, all Shares issued to Persons in the United States pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933, as amended, or an exemption from such registration requirements.

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ARTICLE 6
TERMINATION OF EMPLOYMENT

6.1
Voluntary Resignation of the Participant. If a Participant resigns from employment with the Corporation or with an Affiliate (other than as a result of a Change of Control Termination, Retirement, death or Disability), the Participant shall, effective on the relevant Forfeiture Date, cease to be a Participant, and the former Participant shall forfeit all rights in respect of the Participant’s Awards.  All such Awards shall be cancelled effective at the commencement of the relevant Forfeiture Date and no distribution shall be made to the former Participant in relation to such forfeited Awards under the Plan.

6.2
Termination for Cause. If the employment of a Participant with the Corporation or with an Affiliate is terminated for Cause (other than as a result of a Change of Control Termination), the Participant shall, effective on the relevant Forfeiture Date, cease to be a Participant, and the former Participant shall forfeit all rights in respect of the Participant’s Awards.  All such Awards shall be cancelled effective at the commencement of the relevant Forfeiture Date and no distribution shall be made to the former Participant in relation to such forfeited Awards under the Plan.

6.3
Termination Without Cause. If the employment of a Participant with the Corporation or with an Affiliate is terminated without Cause (other than as a result of a Change of Control Termination), any unvested Awards will vest at the end of the relevant Vesting Period based upon a ratio where the numerator is the number of months such former Participant was employed during the relevant Vesting Period (rounded down to the nearest whole number) and the denominator is the total number of months of the relevant Vesting Period.  With respect to any Awards of Performance Share Units, any accelerated vesting will be determined by the Committee and may vary depending on the specific nature of the performance-based vesting condition and the proration of the unvested PSUs.

6.4
Change of Control Termination. If the employment of a Participant with the Corporation or with an Affiliate is affected by a Change of Control Termination, all unvested Awards shall vest immediately upon the Change of Control Termination and the Participant shall be entitled to the benefits of such Awards as though the Vesting Date is the date of Change of Control Termination, provided however that the Participant shall have the option of exercising his or her rights under the Awards at any later date in the calendar year in which the Change of Control Termination occurs, subject to Applicable Law.  For the purposes of this paragraph, all Performance Criteria with respect to any Performance Share Units shall be deemed to have been met at target on the relevant Vesting Date.

6.5	Death, Disability or Retirement.

(a)
Death.  If a Participant dies before all or a portion of such Awards have vested, any unvested Awards will vest at the end of the relevant Vesting Period based upon a ratio where the numerator is the number of months such deceased Participant was employed during the relevant Vesting Period (rounded down to the nearest whole number) and the denominator is the total number of months of the relevant Vesting Period.  With respect to any Awards of Performance Share Units, the ratio specified in the previous sentence is subject to any Performance Criteria applicable to the relevant Award of Performance Share Units, and to the Committee’s interpretation regarding whether these Performance Criteria have been met.  The Committee will be under no obligation to perform its obligations pursuant to the provisions of this Section 6.5(a) until the Committee receives satisfactory evidence of the Participant’s death from the authorized legal representative of the deceased Participant.

(b)
Disability or Retirement.  If a Participant ceases to be an Eligible Employee of the Corporation or an Affiliate due to Retirement or Disability, any unvested Awards will vest at the end of the relevant Vesting Period based upon a ratio where the numerator is the number of months such former Participant was employed during the relevant Vesting Period (rounded down to the nearest whole number) and the denominator is the total number of months of the relevant Vesting Period.  With respect to any Awards of Performance Share Units, the ratio specified in the previous sentence is subject to any Performance Criteria applicable to the relevant Award of Performance Share Units, and to the Committee’s interpretation regarding whether these Performance Criteria have been met.

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6.6
Discretion with Respect to Unvested Award.  Notwithstanding any provision of this Article 6, the Committee, in its sole discretion, may approve the vesting or settlement of any unvested Awards which result from any activities described in Sections 6.1, 6.2, 6.3, 6.4 or 6.5 above.  Settlement of any Payment Value resulting from the exercise of any rights referenced in this ARTICLE 6 may be made in cash, Market Shares or other securities pursuant to the provisions of the applicable Award Agreement or pursuant to any other agreement, written or otherwise, as applicable.

ARTICLE 7
AMENDMENT AND TERMINATION OF PLAN

7.1	Amendment and Termination of the Plan. Except to the extent prohibited by Applicable Law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a)
Amendments to the Plan. The Committee may amend, alter, suspend, discontinue, or terminate the Plan, in whole or in part; provided, however, that if shareholder approval is required by Applicable Law or by regulation or rule of the TSX or Nasdaq, no material amendment shall be made without the prior approval of the Corporation’s shareholders.

(b)
Amendments to Awards. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively. No such amendment or alteration shall be made which would impair the rights of any Participant, without such Participant’s consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any amendment or alteration if the Committee determines in its sole discretion that such amendment or alteration either: (i) is required or advisable in order for the Corporation, the Plan or the Award to satisfy or conform to any Applicable Law or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award.

(c)
No such amendment to the Plan shall cause the Plan to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act or any successor to such provision.

ARTICLE 8
GENERAL PROVISIONS

8.1
No Rights to Awards.  No Eligible Employee, Participant or other Person shall have any claim to be granted any Award under the Plan, or, having been selected to receive an Award under this Plan, to be selected to receive a future Award, and further there is no obligation for uniformity of treatment of Eligible Employees, Participants, or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

8.2
No Voting Rights.  Under no circumstances shall Awards of Share Units entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of receiving Share Units pursuant to an Award.

8.3	Withholding.

(a)
So as to ensure that the Corporation or any Affiliate, as applicable, will be able to comply with the applicable provisions of any federal, provincial, state or other law relating to the withholding of tax or other required deductions (including on the amount, if any, includable in the income of an Eligible Employee) the Corporation or any Affiliate, as applicable, may withhold or cause to be withheld from any amount payable to an Eligible Employee under this Plan as may be necessary to permit the Corporation or any such Affiliate, as applicable, to so comply (the “Applicable Withholding Taxes”).

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(b)
It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan. The Corporation shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

(c)	For greater certainty, unless not required under the Tax Act or any other applicable law, no Share Units will be settled until:

(i)
an amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of Share Units has been received by the Corporation (or withheld by the Corporation from any other remuneration owed to the Participant); or

(ii)
the Participant undertakes to arrange for such number of Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Taxes, and to cause the proceeds from the sale of such Shares to be delivered to the Corporation.

8.4
No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Corporation or any Affiliate from adopting or continuing in effect other or additional compensation arrangements and such arrangements may be either generally applicable or applicable only in specific cases.

8.5
No Right to Employment. The grant of an Award shall be construed as giving a Participant the right to be retained in the employ of the Corporation or any Affiliate. Further, the Corporation or an Affiliate may at any time dismiss a Participant from employment, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

8.6
Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to conflict of law.

8.7
Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or under any Applicable Law, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to such law, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Applicable Law, Person, or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

8.8
No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Corporation or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Corporation or any Affiliate.

8.9
No Fractional Market Shares. No fractional Market Shares shall be delivered pursuant to the Plan or any Award.  Any fractional Market Shares which would otherwise be delivered pursuant to the Plan or any Award will be settled in cash.

8.10
No Representations or Covenants with Respect to Tax Qualification. Although the Corporation may endeavour to: (i) qualify an Award for favourable Canadian or foreign tax treatment or (ii) avoid adverse tax treatment, the Corporation makes no representation to that effect and expressly disavows any covenant to maintain favourable or avoid unfavourable tax treatment. The Corporation shall be unconstrained in its corporate activities without regard to the any potential negative tax affects to holders of Awards under the Plan.

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8.11
Awards to Foreign Employees. The Committee shall have the power and authority to determine which Affiliates shall be covered by this Plan and which employees who are located in a country other than Canada and the United States shall be eligible to participate in the Plan. The Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, procedures, and practices. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify: (i) rights on death, disability or retirement or on termination of employment; (ii) available methods of exercise or settlement of an award; (iii) payment of income, social insurance contributions and payroll taxes; (iv) the withholding procedures and handling of any indicia of ownership which vary with national or local requirements of foreign jurisdictions. The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations.  The rules set forth in Schedule A to this Plan apply to any Participant who is a U.S. Taxpayer (as defined therein) and form a part of this Plan.

8.12
Compliance with Laws. The granting of Awards under the Plan shall be subject to: (i) all Applicable Laws, (ii) such approvals by all applicable Governmental Bodies, or (iii) such approvals by the TSX or any other applicable stock exchange on which the securities of the Corporation are listed, as may be required. The Corporation shall have no obligation to provide Awards of Share Units under the Plan prior to:

(a)	obtaining any approvals from all Governmental Bodies that the Corporation determines in its sole discretion are necessary or advisable; and

(b)
completion of any registration or other qualification of the Share Units (if applicable) under all Applicable Laws or all of the rulings of all applicable Governmental Bodies that the Corporation determines in its sole discretion to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective.

The inability or impracticability of the Corporation to obtain or maintain authority from any Governmental Body having jurisdiction, which authority is deemed by the Corporation’s counsel to be necessary to the lawful issuance and sale of any Share Units under the Plan shall relieve the Corporation of any liability in respect of the failure to issue or sell such Share Units as to which such requisite authority shall not have been obtained.

ARTICLE 9
EFFECTIVE DATE OF THE PLAN, TERM

9.1	Effective Date of the Plan, Term. The Plan shall be effective as of the date of its approval by the Board and required approval from the shareholders of the Corporation.

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SCHEDULE A

PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS

The provisions of this Schedule “A” apply to Share Units held by a U.S. Taxpayer to the extent such Share Units are subject to U.S. Taxation. The following provisions apply, notwithstanding anything to the contrary in the Plan. All capitalized terms used in this Schedule “A” and not defined herein, shall have the meaning attributed to them in the Plan.

“Section 409A” means Section 409A of the United States Internal Revenue Code and the regulations and authority promulgated thereunder.

“U.S. Taxpayer” shall mean any person who is a U.S. citizen, U.S. permanent resident, or other person who has been granted or is eligible to be granted a Deferred Share Unit under the Plan that is otherwise subject to U.S. taxation.

For the avoidance of doubt, nothing in Section 6.3 or Section 6.5 of the Plan shall result in the acceleration of payment/settlement of Awards, and Awards will be settled in accordance with Section 5.4 of the Plan on the first Business Day following the Vesting Date set forth in the applicable Award Agreement or determined by application of Sections 5.2(a) or (b) of the Plan.

Section 6.4 of the Plan is replaced in its entirety with the following:

6.4            Change of Control Termination. If the employment of a Participant with the Corporation or with an Affiliate is affected by a Change of Control Termination that occurs following a Change of Control that meets the definition of “change in control event” within the meaning of Section 409A, all unvested Awards shall vest immediately upon the Change of Control Termination, provided that such Change in Control Termination also constitutes a “separation from service” within the meaning of Section 409A.  In such case the Participant shall be entitled to the benefits of such Awards as though the Vesting Date is the date of such Change of Control Termination.  For the purposes of this paragraph, all Performance Criteria with respect to any Performance Share Units shall be deemed to have been met at target on the relevant Vesting Date.  Notwithstanding the foregoing, if any U.S. Taxpayer is determined to be a “specified employee” (as determined under Section 409A, in accordance with the Corporation’s policies) at the time of the Change in Control Termination, then settlement of the Award shall not occur until the earlier of the date that is six (6) months following his or her separation from service and the Vesting Date set forth in the applicable Award Agreement or determined by application of Section 5.2(a) or (b) of the Plan.  If a Change of Control Termination is not in connection with a Change of Control that meets the definition of “change in control event” within the meaning of Section 409A, all unvested Awards will become vested upon such Change of Control Termination in accordance with this Section 6.4, but payment/settlement will occur on the Vesting Date set forth in the applicable Award Agreement or determined by application of Sections 5.2(a) or (b), unless earlier payment/settlement is otherwise permitted under Section 409A.

Notwithstanding Sections 5.6 and 6.6, the exercise of the Committee’s discretion will not result in a change in the time of settlement/payment of an Award.  No provision of the Plan or amendment to the Plan may permit the acceleration or deferral of payments under the Plan to U.S. Taxpayers contrary to the provisions of Section 409A.

In the event of a termination of the Plan, no payments to U.S. Taxpayers shall be made, except on the schedule permitted by Section 409A.

All provisions of the Plan shall continue to apply to the U.S. Taxpayer to the extent they have not been specifically modified by this Schedule “A”. In regard to a U.S. Taxpayer, the Committee shall interpret all Plan provisions in a manner that does not cause a violation of Section 409A.

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SCHEDULE “D”

DSU PLAN

TITAN MEDICAL INC.

DEFERRED SHARE UNIT PLAN

ARTICLE 1                          INTRODUCTION

1.1	Purpose

The purpose of this Deferred Share Unit Plan is to provide directors of Titan Medical Inc. (the “Corporation”) with the opportunity to acquire Deferred Share Units (as defined herein) of the Corporation in order to allow them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with the interests of the Corporation’s shareholders.

ARTICLE 2                          INTERPRETATION

2.1            Definitions

For purposes of the Plan:

(a)
“Account” means an account maintained by the Corporation for each Participant and which will be credited by means of a book-keeping entry with DSUs that are granted in accordance with the terms of this Plan and the DSU Agreements;

(b)	“Applicable Withholding Amounts” is defined in Section 4.7(a) of the Plan;

(c)
“Black Out Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any Participant that holds a DSU;

(d)	“Board” means the Board of Directors of the Corporation as may be constituted from time to time;

(e)	“Cash Payment” is defined in Section 4.7(a) of the Plan;

(f)
“Committee” means the Compensation Committee of the Board or such other committee of the Board as may be appointed by the Board to administer the Plan, provided, however, that if no such committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the Plan, all references in the Plan to “Committee” shall at such time be in reference to the Board;

(g)	“Corporation” means Titan Medical Inc. and includes any successor corporation;

(h)	“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 4;

(i)	“Distribution Date” is defined in Section 4.6 of the Plan;

(j)	“Distribution Value” means, with respect to each Deferred Share Unit credited to a Participant’s Account, the Fair Market Value per Share;

(k)	“Dividend Equivalents” means a bookkeeping entry whereby each Deferred Share Unit is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 4.3;

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(l)	“Dividend Market Value” means the Fair Market Value per Share on the dividend record date;

(m)	“DSU Agreement” is defined in Section 5.11 of the Plan;

(n)	“Eligible Director” means an individual who is, at the relevant time, a member of the Board;

(o)
“Exchange” means the TSX or Nasdaq or, if the Shares are not then listed and posted for trading on the TSX or Nasdaq, such stock exchange on which such Shares are listed and posted for trading and on which the majority of the trading volume and value of such Shares occurs;

(p)
“Fair Market Value” with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the TSX (or, if the Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said exchange immediately preceding such date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(q)	“Insider” has the meaning ascribed thereto in Part I of the TSX Company Manual, as amended from time to time;

(r)	“Nasdaq” means the NASDAQ Stock Market LLC;

(s)	“Participant” means an Eligible Director who is granted DSU’s in accordance with Section 4.1 hereof;

(t)	“Payment Shares” is defined in Section 4.8 of the Plan;

(u)
“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(v)	“Plan” means this Deferred Share Unit Plan as amended, restated, supplemented or otherwise modified from time to time;

(w)	“Security Based Compensation Arrangement” has the meaning ascribed thereto in Part VI of the TSX Company Manual, as amended from time to time;

(x)
“Separation Date” means the earliest date on which the Participant is no longer a member of the Board of the Corporation nor is otherwise employed by the Corporation or any of its Subsidiaries in any fashion;

(y)	“Share” means a common share of the Corporation or, in the event of an adjustment contemplated by Section 4.10, such other number or type of securities as the Committee may determine;

(z)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

(aa)	“TSX” means the Toronto Stock Exchange; and

(bb)	“TSX Company Manual” means the Toronto Stock Exchange Company Manual, as amended from time to time.

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2.2	Interpretation

(a)
Words in the singular include the plural and words in the plural include the singular. Words importing male persons include female persons, corporations or other entities, as applicable. The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this document as a whole and not to any particular Article, Section, paragraph or other part hereof.

(b)
Whenever the Board or, where applicable, the Committee or any sub-delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee or the sub-delegate of the Committee, as the case may be.

(c)	Unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3                          ADMINISTRATION OF THE PLAN

3.1	Administration of the Plan

(a)
Except for matters that are under the jurisdiction of the Board as specified under the Plan or as required by law and subject to Sections 3.1(b), this Plan will be administered by the Committee and the Committee has sole and complete authority, in its discretion, to:

(i)	interpret and construe any provision hereof and decide all questions of fact arising in their interpretation;

(ii)
adopt, amend, suspend and rescind such rules and regulations for administration of this Plan as the Board may deem necessary in order to comply with the requirements of this Plan, in order to conform to any law or regulation or to any change in any laws or regulations applicable thereto, or in order to ensure that the plan qualifies and remains qualified as a “prescribed plan or arrangement” for the purposes of the definition of “salary deferral arrangement” in the Income Tax Act (Canada);

(iii)	exercise rights reserved to the Corporation under the Plan;

(iv)	take any and all actions permitted by this Plan;

(v)	prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(vi)	make any other determinations and take such other action in connection with the administration of this Plan that it deems necessary or advisable.

provided that the Committee shall not exercise its authority in a manner that would cause the Plan to cease to qualify as a “prescribed plan or arrangement” for the purposes of the definition of “salary deferral arrangement” in the Income Tax Act (Canada). The Committee’s determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Participants and all other Persons.

(b)
To the extent permitted by applicable law, the Committee may, from time to time, delegate to any specified officer of the Corporation all or any of the powers of the Committee. In such event, the specified officer will exercise the powers delegated to it by the Committee in the manner and on the terms authorized by the Committee. Any decision made or action taken by the specified officer arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Corporation, the Participants and all other Persons.

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3.2	Determination of Value if Shares Not Publicly Traded

If the Shares are not publicly traded on the Exchange at the relevant time such that the Distribution Value and/or the Dividend Market Value cannot be determined in accordance with the definitions of those terms, such values shall be determined by the Committee acting in good faith, or in the absence of the Committee, by the Board acting in good faith.

3.3	Eligibility

Any individual who at the relevant time is an Eligible Director is eligible to participate in the Plan. Eligibility to participate does not confer upon any individual a right to receive an award of Deferred Share Units pursuant to the Plan.

3.4	Exemption from Plan Participation

Notwithstanding any other provision of the Plan, if a Participant is resident in a jurisdiction in which an award of Deferred Share Units under the Plan might be considered to be income which is subject to taxation at the time of such award, the Participant may elect not to participate in the Plan by providing a written notice to the Chief Financial Officer of the Corporation.

3.5	Discretionary Relief

Notwithstanding any other provision hereof, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver.

ARTICLE 4                          DEFERRED SHARE UNITS

4.1	Grant of Deferred Share Units

(a)
The Committee may, from time to time in its sole discretion, grant DSUs to Eligible Directors and upon such grant, such Eligible Directors shall become Participants in this Plan. In respect of each grant of DSUs, the Committee shall determine:

(i)	the number of DSUs allocated to the Participant; and

(ii)	such other terms and conditions of the DSUs applicable to each grant.

(b)
The Corporation shall not make any grant of DSU’s pursuant to the Plan unless and until such grant or issuance and delivery can be completed in compliance with all applicable laws, including requirements set out in the Income Tax Regulations (Canada) for the Plan to qualify as a “prescribed plan or arrangement” for the purposes of the definition of “salary deferral arrangement” in the Income Tax Act (Canada), and all other regulations, rules, orders of governmental or regulatory authorities and the requirements of all applicable stock exchanges upon which Shares are listed. The Corporation shall be obligated to take all reasonable action to comply with any such laws, regulations, rules, orders or requirements.

(c)
Certificates will not be issued to evidence DSUs. Book entry accounts, to be known as the “Deferred Share Unit Account” shall be maintained by the Corporation for each Participant and will be credited with DSUs granted to a Participant from time to time.

(d)
The term during which a DSU may be outstanding shall, subject to the provisions of this Plan requiring or permitting the acceleration or the extension of the term, be such period as may be determined from time to time by the Board or the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction.

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4.2	Vesting

Deferred Share Units will be fully vested upon being granted and credited to a Participant’s Account.

4.3	Credits for Dividends

A Participant’s Account shall be credited with Dividend Equivalents in the form of additional Deferred Share Units as of each dividend payment date in respect of which normal cash dividends are paid on the Shares. Such Dividend Equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Deferred Share Units recorded in the Participant’s Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places. The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.4	Limits on Issuances

Notwithstanding any other provision of this Plan:

(a)
the maximum number of Shares issuable pursuant to outstanding DSUs at any time shall be limited to 5% of the aggregate number of issued and outstanding Shares, provided that the maximum number of Shares issuable pursuant to outstanding DSUs and all other Security Based Compensation Arrangements, shall not exceed 15% of the Shares outstanding from time to time;

(b)	the number of Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 15% of the issued and outstanding Shares; and

(c)	the number of Shares issued to Insiders, within any one-year period, under all Security Based Compensation Arrangements, shall not exceed 15% of the issued and outstanding Shares.

For the purposes of this Section 4.4, any increase in the issued and outstanding Shares (whether as a result of the issue of Shares pursuant to DSUs or otherwise) will result in an increase in the number of Shares that may be issued pursuant to DSUs outstanding at any time. Further, if the acquisition of Shares by the Corporation for cancellation should result in the foregoing tests no longer being met, this shall not constitute non-compliance with this Section 4.4 for any awards outstanding prior to such purchase of Shares for cancellation.

DSUs that are cancelled, terminated or expire shall result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of DSUs pursuant to this Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired DSUs.

Upon Cash Payment being made or Payment Shares being issued in settlement of DSUs, the number of Shares reserved for issuance in respect of such DSUs automatically become available to be made the subject of new DSUs, provided that the total number of Shares reserved for issuance under the Plan and all other Security Based Compensation Arrangements does not exceed 15% of the issued and outstanding Shares of the Corporation.

4.5	Reporting of Deferred Share Units

Statements of the Deferred Share Unit Accounts will be provided to Participants on an annual basis.

4.6	Distribution Date Election

A Participant shall have the right to receive Payment Shares or, upon the joint election of the Corporation and the Participant, Cash Payment or a combination of Cash Payment and Payment Shares in respect of Deferred Share Units recorded in the Participant’s Account in accordance with Sections 4.7 or 4.8, on one of the following dates (the “Distribution Date”):

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(a)	on a date to be determined by the Corporation no later than 90 days following the Separation Date; or

(b)
such later date as the Participant may elect by written notice delivered to the Chief Financial Officer of the Corporation prior to the Separation Date, provided that in no event shall a Participant be permitted to elect a date which is later than December 1st of the calendar year following the calendar year in which the Separation Date occurs.

4.7	Distribution of Deferred Share Units as Cash Payment

In the event the Corporation and the Participant jointly elect to settle Deferred Share Units by way of a Cash Payment:

(a)
subject to and in accordance with Section 4.7(b), a Participant shall receive a payment equal in value to the number of Deferred Share Units recorded in the Participant’s Account on the Distribution Date that the Corporation and the Participant jointly elect to settle by way of payment in cash multiplied by the Distribution Value of a Share on the Distribution Date (the “Cash Payment”). The Corporation is authorized to deduct from the Cash Payment an amount equivalent to the minimum amount of taxes and other minimum amounts as the Corporation may be required by law to withhold, as the Corporation determines (the “Applicable Withholding Amounts”). Upon payment in full of the value of the Deferred Share Units, less the Applicable Withholding Amounts, the Deferred Share Units shall be cancelled, and no further payments shall be made to the Participant under the Plan; and

(b)
the Cash Payment less any Applicable Withholding Amounts, will be paid to the Participant in cash within ten (10) business days after the Distribution Date, or in the event of the Participant’s death, his beneficiary or legal representative in accordance with Section 4.9 herein.

4.8	Distribution of Deferred Share Units in Payment Shares

Subject to Section 4.7, Deferred Share Units shall be settled by the issuance of Payment Shares as follows:

(a)
The Corporation shall within 10 business days after the Distribution Date issue to the Participant a number of treasury Shares equal to the number of Deferred Share Units in the Participant’s Account that became payable on the Distribution Date (the “Payment Shares”).

(b)
Subject to Section 4.12 of this Plan, as a condition to the issue of treasury Shares in settlement of any Deferred Share Units, the Corporation may require the Participant to first pay to the Corporation, or the Corporation may deduct, an amount equivalent to the Applicable Withholding Amounts or the Corporation may take such other steps as it considers to be necessary or appropriate, including the sale of Payment Shares on behalf of the Participant, in order to provide to the Corporation the Applicable Withholding Amounts. The Corporation shall advise the Participant in writing of any Applicable Withholding Amounts required in connection with the issue of Shares in settlement of Deferred Share Units.

(c)
The Corporation shall not be required to issue or cause to be delivered treasury Shares or issue or cause to be delivered certificates evidencing Shares to be delivered in settlement of any DSUs, unless and until such issuance and delivery can be completed in compliance with the applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of all applicable stock exchanges upon which Shares are listed. The Corporation shall be obligated to take all reasonable action, on a timely basis, to comply with any such laws, regulations, rules, orders, or requirements.

(d)
If Shares may not be issued pursuant to any DSUs due to any Black Out Period, such Share issuance shall occur seven business days following the end of the Black-Out Period (or such longer period as permitted by applicable regulatory authorities and approved by the Committee).

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(e)
No fractional Shares shall be issued upon the settlement of DSUs. If a Participant would otherwise become entitled to a fractional Share upon the settlement of a DSU, such Participant shall only have the right to receive the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(f)
All Payment Shares issued to Persons in the United States pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933, as amended, or an exemption from such registration requirements.

4.9	Death of Participant Prior to Distribution

Upon the death of a Participant prior to the distribution of the Deferred Share Units credited to the Account of such Participant under the Plan, Payment Shares or, upon the joint election of the Corporation and the executor or administrator of the Participant’s estate, Cash Payment or a combination of Cash Payment and Payment Shares shall be issued or paid to the estate of such Participant on or about the thirtieth (30th) day after the Corporation is notified of the death of the Participant or on a later date elected by the Participant’s estate in the form prescribed for such purposes by the Corporation and delivered to the Chief Financial Officer of the Corporation not later than twenty (20) days after the Corporation is notified of the death of the Participant, provided that such elected date is no later than the last business day of the calendar year following the calendar year in which the Participant dies so that payment can be made on or before such last business day. Any Cash Payment shall be equivalent to the amount which would have been paid to the Participant pursuant to and subject to Section 4.7, calculated on the basis that the day on which the Participant dies, or the date elected by the estate, as applicable, is the Distribution Date. Upon settlement under this Section 4.9 of the Deferred Share Units credited to the Account of a Participant, subject to any Applicable Withholding Amounts, the Deferred Share Units shall be cancelled, and no further distributions or payments will be made from the Plan in relation to the Participant.

4.10	Adjustments to Deferred Share Units

In the event: (a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (b) that any rights are granted to all or substantially all shareholders to purchase Shares at prices substantially below Fair Market Value as of the date of grant (other than the payment of dividends in respect of the Shares as contemplated by Section 4.3); or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property, then the Board may make such adjustments to this Plan, the Account of each Participant, the DSU Agreements and the Deferred Share Units outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants hereunder and\or to provide for the Participants to receive and accept such other securities or property in lieu of Shares, and the Participants shall be bound by any such determination.

4.11	U.S. Taxpayers

The rules set forth in Schedule A to this Plan apply to any Participant who is a U.S. Taxpayer (as defined therein) and form a part of this Plan.

4.12	Taxes

(a)
A Participant shall be solely responsible for reporting and paying income tax payable in respect of any Cash Payment or Shares received by the Participant under this Plan. The Corporation will provide each Participant who is resident in Canada with (or cause each Participant to be provided with) a T4 slip or such information return as may be required by applicable law to report income, if any, arising upon the grant or exercise of rights under this Plan by a Participant who is resident in Canada for income tax purposes.

(b)
Further to Section 4.8(b) of this Plan, the Corporation shall have the power and the right to deduct or withhold, or require (as a condition of exercise) a Participant to remit to the Corporation, the Applicable Withholding Amounts to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or exercise of Deferred Share Units granted under this Plan. With respect to Applicable Withholding Amounts, the Corporation shall have the irrevocable right to (and the Participant consents to the Corporation) setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Participant (whether arising pursuant to the Participant relationship as an officer or employee of the Corporation or as a result of the Participant providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Participant and the Corporation. In addition, the Corporation may elect, in its sole discretion, to satisfy the Applicable Withholding Amounts, in whole or in part, by withholding such number of Payment Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the Applicable Withholding Amounts net of selling costs (which costs shall be the responsibility of the Participant and which shall be and are authorized to be deducted from the proceeds of sale). The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Payment Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Payment Shares. Any reference in this Plan to the issuance of Payment Shares or a payment of cash is expressly subject to this paragraph 4.12(b).

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ARTICLE 5                          GENERAL

5.1	Amendment, Suspension, or Termination of Plan

(a)
The Board may amend, suspend or discontinue this Plan or amend any DSU or DSU Agreement at any time without the consent of a Participant, provided that such amendment shall not adversely alter or impair the rights of any Participant in respect of any DSU previously granted to such Participant under the Plan, except as otherwise permitted hereunder. In addition, the Board may, by resolution, amend this Plan and any DSU granted under it (together with any related DSU Agreement) without shareholder approval, provided however, that at any time while the Shares are listed for trading on the TSX, the Board will not be entitled to amend this Plan or any DSU granted under it (together with any related DSU Agreement) without shareholder and, if applicable, TSX approval: (i) to increase the maximum number of Shares issuable pursuant to this Plan; (ii) to permit the assignment or transfer of a DSU other than as provided for in this Plan; (iii) to add to the categories of persons eligible to participate in this Plan; (iv) to remove or amend Section 4.4(b) or Section 4.4(c); (v) to remove or amend this Section 5.1(a); or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX.

(b)
Without limitation of Section 5.1(a), the Board may correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to this Plan, and may make such determinations as it deems necessary or desirable for the administration of this Plan.

(c)
If the Board terminates or suspends the Plan, previously credited DSUs will remain outstanding and in effect in accordance with the terms of the Plan. If DSUs remain outstanding after Plan termination or suspension, such DSUs shall not be entitled to Dividend Equivalents unless at the time of termination or suspension the Committee determines that the entitlement to Dividend Equivalents after termination or during suspension, as applicable, should be continued. Subject to the foregoing sentence, if the Board terminates or suspends the Plan, no new Deferred Share Units will be credited to the Account of a Participant.

(d)
The Board shall not require the consent of any affected Participant in connection with a termination of the Plan in which Payment Shares are issued to the Participant in respect of all such Deferred Share Units.

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5.2	Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted regulatory authority. Should the Committee, in its sole discretion, determine that it is not feasible or desirable to carry out a distribution of Deferred Share Units due to such laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before-tax basis). If the Committee determines that the listing, registration or qualification of the Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other applicable law, or the consent or approval of any governmental body or stock exchange is necessary or desirable, as a condition of, or in connection with, the crediting of DSUs or the issue of Payment Shares hereunder, the Corporation shall be under no obligation to credit DSUs or issue Payment Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

5.3	Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

5.4	Assignment

Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any company acquiring all or substantially all of the assets or business of the Corporation.

5.5	DSUs Non-Transferable

Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

5.6	Participation is Voluntary; No Additional Rights

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or service nor a commitment on the part of the Corporation to ensure the continued employment or service of such Participant. Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as an Eligible Director or otherwise. The Corporation does not assume responsibility for the personal income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

5.7	No Shareholder Rights

Under no circumstances shall Deferred Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of the award of Deferred Share Units.

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5.8	Unfunded and Unsecured Plan

Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

5.9	Market Fluctuations

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation makes no representations or warranties to Participants with respect to the Plan or the Shares whatsoever. In seeking the benefits of participation a Participant agrees to accept all risks associated with a decline in the market price of Shares.

5.10	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Board and other third parties in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

5.11	DSU Agreement

To acquire DSUs, a Participant shall enter into an agreement with the Corporation in such form as determined by the Board from time to time (the “DSU Agreement”), within such time period and in such manner as specified by the Board. If a DSU Agreement is not entered into within the time and manner specified, the Corporation reserves the right to revoke the crediting of DSUs to the Participant’s Account.

5.12	Currency

All amounts paid or values to be determined under this Plan shall be in Canadian dollars unless stated otherwise.

5.13	Effective Date of the Plan

This Plan becomes effective on a date to be determined by the Board.

5.14	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to principles of conflict of laws.

APPROVED by the Board this 29 day of April, 2019.

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SCHEDULE A

PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS

The provisions of this Schedule “A” apply to Deferred Share Units held by a U.S. Taxpayer to the extent such Deferred Share Units are subject to U.S. Taxation. The following provisions apply, notwithstanding anything to the contrary in the Plan. All capitalized terms used in this Schedule “A” and not defined herein, shall have the meaning attributed to them in the Plan.

“Section 409A” means Section 409A of the United States Internal Revenue Code and the regulations and authority promulgated thereunder.

“Separation Date” shall mean the date on which the Participant incurs a “separation from service” within the meaning of Section 409A.

“U.S. Taxpayer” shall mean any person who is a U.S. citizen, U.S. permanent resident, or other person who has been granted or is eligible to be granted a Deferred Share Unit under the Plan that is otherwise subject to U.S. taxation.

1.
Notwithstanding Section 3.4 of the Plan, each election by a U.S. Taxpayer not to participate in the Plan or to decline participation for a particular year, must be irrevocably made not later than the end of the calendar year prior to the year for which the Deferred Share Units are granted. Notwithstanding the prior sentence, for U.S. Taxpayers who become Eligible Directors for the first time in any calendar year, an election pursuant to Section 3.4 may be made at any time within 30 days after an initial grant of DSUs is made to such Eligible Director. Such election shall only be effective with respect to DSU grants made after the written notice described in Section 3.4 has been received by the Chief Financial Officer of the Corporation.

2.	Notwithstanding Section 4.6 of the Plan, the following procedure shall be used to determine a Distribution Date for Deferred Share Units that are subject to this Schedule A.

(a)
An Eligible Director who is a U.S. Taxpayer shall have the right to elect, at his or her option, to receive the distribution of all amounts credited to his or her Deferred Share Unit Account on any date (the “Distribution Date”) within the period commencing on his or her Separation Date, and ending on December 1, of the first calendar year following the year in which the Separation Date occurs. Such election shall be made by written notice delivered to the Chief Financial Officer of the Corporation not later than the end of the calendar year prior to the year for which the Deferred Share Units are granted. If no election is made, the Distribution Date shall be the Separation Date, subject to clause (b) below.

(b)
Notwithstanding the foregoing, if any U.S. Taxpayer is determined to be a “specified employee” (as determined under Section 409A, in accordance with the Corporation’s policies) at the Separation Date, then the Distribution Date shall not be earlier than the date that is six (6) months following his or her Separation Date.

3.
Notwithstanding Section 4.8(d) of the Plan (and except as required pursuant to Section 2(b) of this Schedule A), the issuance of Shares shall not be delayed beyond the end of the year in which the Distribution Date occurs, or, if later, the date that is 2 ½ months after the Distribution Date, unless the Committee reasonably anticipates that the issuance of Shares would violate federal securities laws of other applicable laws, in which case Shares will be issued at the earliest date at which the Committee reasonably anticipates that issuance of Shares would not cause such violation.

4.
Notwithstanding Section 4.9 of the Plan or any election by the Participant of a Distribution Date, upon the death of a Participant prior to the distribution of his or her Deferred Share Unit Account, an issuance of Payment Shares or, upon the joint election of the Corporation and the executor or administrator of the Participant’s estate, a Cash Payment or a combination of Cash Payment and Payment Shares shall be issued or paid to the estate of such Participant on the first business day that occurs following 90 days after the Participant’s date of death and such date will be the Distribution Date. No election of an alternative payment date by the estate or beneficiary shall be permitted.

5.
Notwithstanding anything to the contrary in the Plan, no consent to an amendment, suspension or termination that adversely affects the Deferred Share Units previously granted to a U.S. Taxpayer under Section 409A shall be required if such amendments are considered by the Committee, on the advice of counsel, to be necessary or desirable in order to avoid adverse U.S. tax consequences to the U.S. Taxpayer.

No provision of the Plan or amendment to the Plan may permit the acceleration of payments under the Plan to U.S. Taxpayers contrary to the provisions of Section 409A.

In the event of a termination of the Plan, no payments to U.S. Taxpayers shall be made, except on the schedule permitted by Section 409A.

All provisions of the Plan shall continue to apply to the U.S. Taxpayer to the extent they have not been specifically modified by this Schedule “A”. In regard to a U.S. Taxpayer, the Committee shall interpret all Plan provisions in a manner that does not cause a violation of Section 409A.

6.
Restrictions on Deferred Share Units of Certain Dual Taxpayers.  Notwithstanding anything in the Plan to the contrary, if the Deferred Share Units of a U.S. Taxpayer are subject to tax under both the income tax laws of Canada and the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under Section 409A and/or under paragraph 6801(d) of the regulations under the Income Tax Act (Canada) (the “ITA”), that may result because of the different requirements as to the time of redemption of Deferred Share Units (and thus the time of taxation) with respect to a U.S. Taxpayer’s “Separation from Service” under Section 409A and the U.S. Taxpayer’s Separation Date (under Canadian tax law). The intended consequence of this Section 6 of this Schedule A is that payments to such U.S. Taxpayer in respect of Deferred Share Units will only occur if such U.S. Taxpayer experiences both a Separation from Service under Code Section 409A and a termination or loss of office within the meaning of paragraph 6801(d) of the regulations under the ITA.  If such a U.S. Taxpayer does not experience both a Separation from Service and a termination or loss of office within the meaning of paragraph 6801(d) of the ITA, such Deferred Share Units shall instead be immediately and irrevocably forfeited, including, but not limited to, the following situations:

(a)
a U.S. Taxpayer experiences a Separation from Service as a result of ceasing to be a member of the Board of the Corporation (and any related entity that is considered the same service recipient under Code Section 409A), but such U.S. Taxpayer continues providing services as an employee of the Corporation or a corporation related to the Corporation within the meaning of the ITA such that no Separation Date has occurred; and

(b)
an Eligible Director who is a U.S. Taxpayer experiences a termination or loss of office for any reason such that a Separation Date occurs, but continues to provide services to the Corporation (or any related entity that is considered the same service recipient under Code Section 409A) as an independent contractor such that he has not experienced a Separation from Service.

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